   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       AIRNET COMMUNICATIONS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          3663                           59-3218138
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
      OF INCORPORATION OR        CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)
         ORGANIZATION)

                                100 RIALTO PLACE
                                   SUITE 300
                            MELBOURNE, FLORIDA 32901
                                 (407) 953-6600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               GERALD Y. HATTORI
                       AIRNET COMMUNICATIONS CORPORATION
                                100 RIALTO PLACE
                                   SUITE 300
                            MELBOURNE, FLORIDA 32901
                                 (407) 953-6600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

              JOHN G. IGOE, ESQ.                             PHILIP J. BOECKMAN, ESQ.
            EDWARDS & ANGELL, LLP                            CRAVATH, SWAINE & MOORE
              250 ROYAL PALM WAY                                825 EIGHTH AVENUE
             PALM BEACH, FL 33480                               NEW YORK, NY 10019
                (561) 833-7700                                    (212) 474-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
               TITLE OF EACH CLASS OF                        AMOUNT TO BE                   AMOUNT OF
            SECURITIES TO BE REGISTERED                     REGISTERED(1)                REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share.............     $70,000,000                    $19,460
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee and computed under Rule 457(o) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 1999

PROSPECTUS

[LOGO]

                                              SHARES

                       AIRNET COMMUNICATIONS CORPORATION

                                  COMMON STOCK

     We are selling                shares of our common stock. The underwriters
named in this prospectus may purchase up to                additional shares of
common stock from us to cover over-allotments.

     This is the initial public offering of our common stock. We currently
expect the initial public offering price to be between $          and
$          per share. We intend to apply to have our common stock listed on the
Nasdaq National Market under the symbol "ANCC".

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Initial Public Offering Price                                 $            $
Underwriting Discount                                         $            $
Proceeds to AirNet Communications Corporation (before
  expenses)                                                   $            $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
             , 1999.

                               ------------------

SALOMON SMITH BARNEY                                           HAMBRECHT & QUIST
                          VOLPE BROWN WHELAN & COMPANY

            , 1999

                               [ARTWORK TO COME]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Special Note Regarding Forward-Looking Statements...........   14
Dilution....................................................   15
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Selected Financial Data.....................................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   27
Management..................................................   39
Principal Stockholders......................................   44
Certain Transactions........................................   47
Description of Capital Stock................................   50
Shares Eligible for Future Sale.............................   53
United States Tax Consequences to Non-U.S. Holders..........   55
Underwriting................................................   57
Legal Matters...............................................   59
Experts.....................................................   59
Change in Independent Accountants...........................   59
Additional Information......................................   60
Index to Financial Statements...............................  F-1

     Until             , 1999, all dealers that buy, sell or trade our common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            ------------------------

     AIRNET(R) and AIRSITE(R) are registered with the United States Patent and Trademark Office. AdaptaCell(TM) and Backhaul Free Base Station(TM) are trademarks of AirNet Communications Corporation. Names of other companies used in this prospectus are trademarks of those companies.

                               PROSPECTUS SUMMARY

     This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                       AIRNET COMMUNICATIONS CORPORATION

     We provide broadband, software-defined base stations, backhaul free base stations and other infrastructure products to wireless service operators who use the GSM, or Global Systems for Mobile Communications, protocol. Our base stations incorporate a new radio architecture that is designed to allow operators to support simultaneous voice and high-speed Internet data on a single software-upgradeable platform. We designed our system to be easier to deploy, easier to upgrade, and to have lower capital and operating costs than traditional narrowband systems. We received the 1998 GSM World Award for Best Technical Innovation from the GSM Association, an international body with members from 133 countries, in recognition of our revolutionary software-defined architecture and backhaul free technology.

     In recent years, there has been substantial growth in the number of wireless users around the world, reaching 303 million subscribers in 1998 according to International Data Corporation, or IDC. Approximately 44% of these subscribers are using the GSM protocol, making it the most widely used protocol in the world. A number of factors are contributing to this growth including the expansion of wireless coverage outside of urban areas as well as the significant decline in per minute prices for wireless services. The combination of this subscriber growth with a substantial increase in minutes of use by wireless subscribers has strained existing wireless networks. We expect the advent of new wireless services such as high speed data to further contribute to the growth in wireless usage. IDC estimates the number of wireless users will reach approximately 1.1 billion in 2003, representing a compound annual growth rate of 29%.

     Wireless service operators will need improved network equipment to meet the expected demand for wireless services and remain competitive. Traditional GSM base stations were designed to support larger operators providing voice service in heavily populated areas. As a result, they are not cost-effective when used in low population density areas. An additional problem with traditional base stations is the cost associated with the digital connection, usually a T-1 line, needed to carry, or backhaul, traffic from each base station to the network. This requirement can result in significant recurring expense for most operators. Finally, these traditional narrowband base stations were not designed to be compatible with or upgradeable to next-generation, high-speed wireless data protocols. As these protocols are developed, we believe operators will look to purchase wireless infrastructure that can be easily and economically adapted to conform to these emerging standards, while continuing to support the voice services they already offer their customers.

     We believe our broadband, software-defined solution positions us to meet the industry's challenge of transitioning from today's GSM networks to tomorrow's integrated voice and high-speed data networks. The timing of this transition and the exact specifications of these new protocols are uncertain. We believe that our software-defined solution will be particularly valuable to operators during this uncertain transition as it enables operators to purchase infrastructure today which can be adapted to tomorrow's new protocols.

     We believe our solution reduces an operator's total cost of owning and operating wireless networks. Our solution features two innovative base station products, the AdaptaCell and the AirSite Backhaul Free Base Station, which provide the following key benefits:

          Adaptable and Easy to Upgrade. Our AdaptaCell base station incorporates a broadband architecture and is software-defined, meaning it uses only one radio or transceiver to process a large amount of spectrum and uses software to control the way it encodes and decodes wireless signals. We expect this design will support new protocols through changes in software, and few, if any, hardware modifications. By contrast, traditional base stations must be extensively modified or even replaced if operators want to offer high-speed data services to their customers.

          Lower Operating Costs. Our base stations are designed to result in substantially lower operating costs per subscriber than traditional base stations. Our AirSite is a compact GSM base station that incorporates its own wireless backhaul and can eliminate most of the expensive T-1 lines used in a traditional deployment. The AdaptaCell's simplified hardware design results in a smaller base station that has fewer components, is easier to install and maintain and uses less electricity.

          Flexible Deployment. As opposed to traditional systems, our scalable solution allows operators to start small, establish a network, and incrementally expand coverage and capacity as subscriber demand increases. In addition, because AirSites are backhaul free, operators are able to deploy them in new and innovative ways.

     Our goal is to become a leading worldwide supplier of wireless base stations. Our strategy for achieving this goal includes the following core elements:

          Leverage Our Technology Leadership. We have raised approximately $130 million since our inception to develop our technology and fund operations. We have 29 domestic patents granted, 20 patent applications pending, and 5 provisional patent applications. We believe that we currently have the only commercially deployed broadband, software-defined base station. We intend to leverage our technology leadership by continuing to invest in our substantial research and development efforts in order to continue to provide our customers with cost-effective, innovative solutions.

          Continue to Market Our Product Advantages to Domestic Operators. We will continue to focus on providing infrastructure to domestic wireless service operators deploying systems in new markets, known as initial-coverage areas, or filling gaps in existing deployments, known as coverage-limited areas. Our cost-effective, scalable infrastructure is designed to meet the needs of both new and existing operators.

          Expand Into International Markets. We believe success in domestic markets will facilitate entry into international markets. As we have done in the U.S., we will focus initially on low-population density markets. To achieve an international market presence as quickly as possible, we are establishing our network of agents, distributors and original equipment manufacturers, or OEMs.

          Establish a Market Leadership Position in High-Speed Data and Super-Capacity Markets. Our AdaptaCell positions us to establish a market leadership position as wireless communications evolve from voice to high-speed Internet access. The AdaptaCell is designed to support multiple protocols, enabling a single base station to service legacy voice and high-speed data subscribers simultaneously. We have also designed the AdaptaCell to serve as the basis for a new generation of super-capacity base stations which have substantially greater capacity than traditional base stations.

     We are incorporated in Delaware. Our executive offices are located at 100 Rialto Place, Suite 300, Melbourne, Florida 32901 and our telephone number is
(407) 953-6600.

                                  THE OFFERING

Common stock offered(1)..........              shares

Common stock outstanding after
this offering(1)(2)..............              shares

Use of proceeds..................    We intend to use the net proceeds from this
                                       offering for general corporate purposes, including working capital, research and development, sales and marketing and capital expenditures, as well as potential acquisitions. See "Use of Proceeds."

Proposed Nasdaq National Market
symbol...........................    ANCC
---------------
(1) Excludes a 30-day option granted to the underwriters to purchase up to additional shares of our common stock to cover over-allotments, if any.

(2) Does not give effect to        shares which may be issued at a weighted
    average exercise price of $       per share upon the exercise of outstanding
    options. Also does not give effect to           shares which may be issued
    at a weighted average exercise price of $       per share upon the exercise
    of outstanding warrants.

                                  RISK FACTORS

     You should read "Risk Factors" beginning on page 5 for a discussion of the risks involved in investing in our common stock.

                            ------------------------

     Unless otherwise indicated, all information contained in this prospectus:

        - assumes no exercise of the underwriters' option to purchase up to additional shares of common stock to cover over-allotments;

        - reflects the automatic conversion of all of our preferred shares into shares of common stock upon the completion of this offering;

        - assumes an initial offering price of $     per share, the midpoint of
          the initial public offering price range; and

        - reflects a      for      reverse stock split which will be effected
          prior to this offering.

                             SUMMARY FINANCIAL DATA

     The following table summarizes the financial data for our business during the periods indicated. The data set forth should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and attached notes included elsewhere in this prospectus.

                                                                              SIX MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,             JUNE 30,
                                          ------------------------------   ----------------------
                                            1996       1997       1998        1998         1999
                                          --------   --------   --------   -----------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues............................  $  1,077   $  1,603   $  4,462     $ 2,312     $  4,373
Cost of revenues........................       665        971      2,867       1,654        2,912
                                          --------   --------   --------     -------     --------
Gross profit............................       412        632      1,595         658        1,461
                                          --------   --------   --------     -------     --------
Operating expenses
  Research and development..............    20,887     11,749     13,134       5,637        7,194
  Sales and marketing...................     2,171      1,107      2,709       1,220        1,756
  General and administrative............     6,293      5,000      3,750       1,072        1,139
  Loss (gain) on disposal or write down
     of property and equipment..........     1,053          4         (5)         --            2
                                          --------   --------   --------     -------     --------
          Total operating expenses......    30,404     17,860     19,588       7,929       10,091
                                          --------   --------   --------     -------     --------
Loss from operations....................   (29,992)   (17,228)   (17,993)     (7,271)      (8,630)
Other income (expense), net.............       818         (8)        76         (46)          93
                                          --------   --------   --------     -------     --------
Net loss................................  $(29,174)  $(17,236)  $(17,917)    $(7,317)    $ (8,537)
                                          ========   ========   ========     =======     ========
Pro forma net loss per common share
  Basic and diluted(1)..................                        $                        $
                                                                ========                 ========
Pro forma shares used in calculating
  basic and diluted net loss per common
  share(1)..............................
                                                                ========                 ========

                                                                     JUNE 30, 1999
                                                              ---------------------------
                                                                            PRO FORMA
                                                              ACTUAL    AS ADJUSTED(1)(2)
                                                              -------   -----------------
                                                                    (IN THOUSANDS)

BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 9,732        $
Working capital.............................................    8,735
Total assets................................................   24,918
Long-term debt..............................................    5,987
Total stockholders' equity..................................    6,183

     --------------------
(1) Pro forma reflects the September 1999 offering of our Series G preferred stock, including the conversion of the June 1999 bridge financing into Series G preferred stock, and the automatic conversion of all our
    outstanding shares of preferred stock into            shares of our common
    stock upon completion of the offering.

(2) As adjusted gives effect to the offering.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

     WE HAVE INCURRED SIGNIFICANT LOSSES SINCE WE BEGAN DOING BUSINESS, ANTICIPATE CONTINUING LOSSES, AND MAY NEVER ACHIEVE OR SUSTAIN
PROFITABILITY. We have accumulated losses of $92.5 million since we began doing business in 1994 through June 30, 1999, and we may never achieve or sustain profitability. We will need to generate significantly higher revenues to achieve and sustain profitability. Since we began doing business in 1994, we have generated only $13.0 million in net revenues through June 30, 1999. We have been marketing our GSM base stations since 1996, and to date our only meaningful sales have been to a small number of start-up domestic licensees operating in the so called C-F block frequencies awarded by the FCC, or United States Federal Communications Commission. We have never reported a profit. We will continue to incur significant research and product development, sales and marketing, materials and general administrative expenses. We anticipate a net loss for the year 1999 and we may continue to incur losses beyond 1999. We cannot be certain that we will realize sufficient revenues or margins to sustain our business.

     WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE YOUR INVESTMENT DECISION AND WE CANNOT PREDICT FUTURE RESULTS. We have a limited operating history and you should not rely on our recent results as an indication of our future results in making your investment decision. There have been only five commercial deployments of our systems to date. We had net sales of only $1.1 million, $1.6 million and $4.5 million in 1996, 1997 and 1998, respectively, and $4.4 million for the six months ended June 30, 1999. Unless we can achieve significant increases in market acceptance of our products, we may never advance beyond our start-up phase. Due to our limited operating history, it is difficult or impossible for us to predict future results and you should not expect future revenue growth based on our recent results. You should consider our business and prospects in light of the risks and problems faced by technology companies in the early stages of development.

     OUR LENGTHY AND VARIABLE SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT IF AND WHEN A SALE WILL BE MADE AND COULD CAUSE US OPERATING DIFFICULTIES AND CASH FLOW PROBLEMS. Our sales cycle, which is the period from the time a sales lead is generated until the recognition of revenue, can be long and is unpredictable, making it difficult to forecast revenues and operating results. Historically, our sales cycle has been 12 to 18 months. Many of our customers are new wireless operators that have not yet commenced the buildout of their networks, obtained necessary financing or acquired a high degree of familiarity with our products. The timing of sales to these customers is influenced by the customer's degree of familiarity with our products, the customer's buildout and deployment schedule, the customer's access to product purchase financing, the need for functional demonstrations and field trials, the manufacturing lead time for the products ordered, delays in final acceptance of products following shipment, regulatory developments and other factors beyond our control. Our inability to accurately predict the timing and magnitude of our sales could cause a number of problems:

     - we may have difficulty meeting our customers' delivery requirements in the event many large orders are received in a short period of time because we have limited production capacity and generally do not carry materials in inventory;

     - we may expend significant management efforts and incur substantial sales and marketing expenses in a particular period that do not translate into orders during that period or at all; and

     - we may have difficulty meeting our cash flow requirements and obtaining credit because of delays in receiving orders and because the terms of our customer contracts defer certain billings until post-shipment contractual milestones are met.

     The problems resulting from our lengthy and variable sales cycle could impede our growth, harm our stock price, and restrict our ability to take advantage of new opportunities.

     WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE. Our quarterly revenues and operating results have varied and we anticipate they will continue to vary significantly in the future, which may cause our stock price to fluctuate. The primary reasons for our fluctuating results include the following:

     - We have a limited number of customers, especially in the U.S., and substantially all of our revenues are derived from a small number of orders. We cannot be certain when or if we will obtain orders for our products or how large the orders will be.

     - It frequently takes us a long time from when we first contact a customer until that customer places an order with us, and this makes it difficult to forecast the timing of orders and revenue.

     - Because we do not maintain an inventory of materials or finished goods and there is significant variation in the manufacturing lead times for our components, shipment for our product typically occurs 90 days after receipt of an order from a new customer.

     - While we may ship products on a regular basis as they are manufactured for a customer, we presently record revenue only after resolution of any uncertainties regarding satisfaction of all significant terms and conditions of the customer contract. Given our limited operating history, such uncertainties have been considered resolved to date when the customer has placed the products in service or completed specified testing procedures. A number of different factors outside our control can delay satisfaction of these conditions. Since our products are typically deployed as part of a complete wireless system and we often fulfill orders through multiple shipments, customers must have received the final shipment in order to either place our products in service or complete the testing procedures. As a result, the time period between shipment and revenue recognition has averaged 100 days, but varies widely, and in one case was as long as 225 days.

     - Demand for our products is influenced by regulatory or other developments, such as the 1998 FCC C-F block re-auction proceedings that caused operators holding those licenses to delay equipment purchases during the second and third quarters of 1998.

     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and you should not rely on our results for any past period as an indication of our future performance. Our operating results may be below the expectations of public market analysts and investors. If this occurs, our stock's trading price could significantly decline.

     INTENSE COMPETITION IN THE MARKET FOR WIRELESS TELECOMMUNICATIONS EQUIPMENT FROM MANY LARGER, MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES COULD PREVENT US FROM INCREASING OUR REVENUE AND ACHIEVING PROFITABILITY. The wireless telecommunications infrastructure market is highly competitive. We compete with large infrastructure manufacturers, systems integrators, and base station subsystem suppliers, as well as new market entrants. Our competitors include Alcatel S.A., Hughes Network Systems, LM Ericsson Telephone Company, Lucent Technologies Inc., Motorola, Inc., NEC Corporation, Nokia Corporation, Nortel Networks Corporation and Siemens AG. Most of our current and potential competitors have longer operating histories, larger installed customer bases, substantially greater name recognition, and more financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We may not be able to compete successfully against current and future competitors, including existing companies that may enter our market in the future and start-up companies that develop and market new wireless telecommunications products and services. These competitive pressures may result in price reductions, reduced gross margins, longer sales cycles and loss of customers.

     OUR INABILITY TO PROVIDE PRODUCT PURCHASE FINANCING FOR OUR CUSTOMERS IS A COMPETITIVE DISADVANTAGE AND COULD RESULT IN A LOSS OF SALES AND/OR CUSTOMERS TO COMPETITORS WITH GREATER RESOURCES. Due to our size, we do not offer product purchase financing to our customers which could cause us to lose business to our larger competitors. Many of our customers and potential customers, including the wireless communication service operators we have initially targeted, are start-up and small companies that are still forming their business models, building their infrastructures and planning or just starting to roll out their services. These operators usually require debt or equity financing to operate their businesses and to purchase our products, and unlike some of our larger competitors, we are not in a position to provide product purchase financing. Because we do not provide this financing and have no plans to do so in the future, our success may depend significantly upon our continuing ability to help arrange product purchase financing for our customers. If we cannot assist in arranging financing for our customers, we may lose sales and customers to competitors that directly provide financing.

     In the future, we may attempt to provide product purchase financing for our customers. If we provide such financing, we will face credit risks, including slow payments or non-payments from customers, and we may need to raise additional capital to support financed sales and to deal with related credit risk problems.

     A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR SUBSTANTIALLY ALL OF OUR REVENUES AND THE LOSS OF ANY OF THESE CUSTOMERS COULD HURT OUR RESULTS AND CAUSE OUR STOCK PRICE TO DECLINE. Our customer base has been and may continue to be concentrated with a small number of customers. The loss of any of these customers or the delay, reduction or cancellation of orders by or shipments to any of these customers could hurt our results and cause a decline in our stock price. In 1998, three customers accounted for 96% of our net revenues, with one accounting for 42%. For the six months ended June 30, 1999, two customers accounted for 88% of our net revenues, with one accounting for 63%. The effect of these risks on our operating results is compounded by our lengthy sales cycle. Our concentrated customer base also significantly increases the credit risks associated with slow payments or non-payments by our customers. These risks are also higher for us since many of our customers are start-up and small companies. Two customers accounted for 91% of our outstanding accounts receivable as of June 30, 1999, with one customer representing 69%. Two customers represented 97% of our outstanding accounts receivable as of December 31, 1998, with one customer representing 58%. In the past we have incurred bad debt charges and we may be required to do so in the future. If any of our customers fail to pay us, or fail to pay us on time, our financial condition could be harmed and we could face significant cash flow problems.

     WE HAVE DEVELOPED A SINGLE PRODUCT LINE BASED ON THE GSM PROTOCOL AND WE MAY NOT SUCCEED IF GSM IS NOT WIDELY ACCEPTED IN THE U.S. We are concentrating our efforts on the development and sale of a single product line of GSM base station systems and related products. GSM, or the Global Systems for Mobile Communication protocol, was first commercially deployed in the U.S., our current principal market, in late 1995. According to IDC, in 1998 the U.S. had 2.1 million GSM subscribers, compared to 13.3 million users of other digital protocols, including CDMA, or code division multiple access, and TDMA, or time division multiple access. Additionally, there were 49.1 million analog subscribers in the U.S. in 1998. These other protocols are more established in the U.S. and some in the industry perceive CDMA to have several operational advantages over GSM, including greater capacity. If GSM is not widely accepted by domestic wireless subscribers and if we do not gain acceptance in our initial target market, our plans to sell products abroad or in other targeted markets could be harmed. We have no backup or alternative products in the event we are unsuccessful at selling our currently planned GSM product line.

     IF WE DO NOT SUCCEED IN THE DEVELOPMENT OF NEW PRODUCTS AND PRODUCT FEATURES IN RESPONSE TO CHANGING TECHNOLOGY AND PROTOCOLS, CUSTOMERS WILL NOT BUY OUR PRODUCTS. We need to develop new products and product features in response to the evolving demands for better technology or our customers will not buy our products. The market for our products is characterized by rapidly changing technology, evolving industry protocols, emerging wireless transmission protocols, and frequent new product introductions and enhancements. In particular, we expect new protocols for high-speed data services to be deployed over the next few years as the technologies develop, starting with GPRS, or general packet radio service, succeeded by EDGE, or enhanced data rates for GSM evolution, and then followed by the 3G, or third generation, protocol.

     Our success depends on our ability to adapt and upgrade our base stations for super-capacity voice and high-speed data transmission protocols such as GPRS, EDGE and 3G. If we fail to develop our technology and products as customers transition to the use of these protocols, we will lose significant potential market share to our competitors. Also, because some operators do not have sufficient licensed spectrum, some of our potential customers may not migrate to higher speed protocols and those who do may not purchase any of our products for use with new protocols. Our base stations do not yet support these new protocols. We will incur significant research and development costs to develop upgrade packages to make our base stations compatible with new protocols. We cannot predict with certainty that we will be able to meet the technical demands of new protocols in a cost-efficient manner. Even if we do develop our technology and products to work with new protocols, consumer demand for wireless services may not be sufficient to justify network operators upgrading to the new protocols.

     WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS WHICH WOULD HURT OUR ABILITY TO COMPETE. Although we attempt to protect our intellectual property rights through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to evaluate and these measures may not provide adequate protection for our proprietary rights and information. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our proprietary rights and information, disputes as to ownership of intellectual property may arise, and our proprietary rights and information may otherwise become known or independently developed by competitors. Pursuant to a 1995 agreement, Motorola, Inc. has a right to obtain a non-exclusive, royalty-free license under any two of our patents of its choice. With respect to possible infringement of our respective digital base station transceiver patents, we and Motorola agreed not to enjoin each other and to attempt dispute resolution, including negotiation of nonexclusive license agreements in good faith, before resorting to litigation. The failure to protect our proprietary rights could seriously harm our business, operating results and financial condition. We have not been granted any foreign patents and presently have only a relatively low number of patent applications pending internationally. If we do not obtain sufficient international protection for our intellectual property, then our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenues.

     OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US THAT COULD BE TIME-CONSUMING AND EXPENSIVE TO DEFEND. In the future, claims of infringement of other parties' proprietary rights, invalidity claims or claims for indemnification resulting from infringement claims may be asserted or prosecuted against us. Even if none of these claims were valid or successful, we would be forced to incur significant costs and divert important resources to defend against them. Any claim of infringement, whether or not successful, could cause us considerable expense and place a significant burden on our management.

     A SIGNIFICANT DECREASE IN THE COST OF BACKHAUL AND OTHER OPERATING EXPENSES WILL DIMINISH ONE OF OUR COMPETITIVE ADVANTAGES. Any significant decrease in the prices of T-1 lines or alternative backhaul facilities, especially in less populated areas, will diminish a cost advantage that we currently use to market our products compared to traditional base stations. T-1 prices have recently declined significantly in urban areas because of increased competition and increased market penetration of DSL, or digital subscriber line technologies.

     WE MUST EXPAND OUR CUSTOMER BASE BEYOND THE SMALLER U.S. C-F BLOCK LICENSE HOLDERS IN ORDER TO SIGNIFICANTLY GROW OUR REVENUES. Because the U.S. C-F block market is relatively small, we will only be able to significantly grow our revenues if we can expand beyond the smaller C-F block operators. There are a limited number of C-F block license holders, many of whom are smaller companies with limited resources. These operators are less stable and more susceptible to delays in their buildouts and deployments than more established operators. We plan on expanding our sales to include the larger domestic operators and international operators. However, as a result of the rapid consolidation of larger domestic GSM operators, there are only a few larger domestic operators remaining. To date we have not had any sales to the larger domestic or any international operators, and we may not be successful in those markets in the future.

     WE PLAN TO EXPAND INTO INTERNATIONAL MARKETS, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS. Because the U.S. market for GSM products is comparatively small, we have begun marketing our products internationally. A portion of our international sales efforts will be targeted to service operators who plan to deploy wireless communications networks in developing countries where risks ordinarily associated with international operations are particularly acute. International operations are subject to a number of risks and uncertainties, including:

     - difficulties and costs associated with obtaining foreign regulatory approval for our products;

     - unexpected changes in regulatory requirements;

     - difficulties and costs associated with complying with a wide variety of complex foreign laws and treaties;

     - legal uncertainties regarding, and timing delays and expenses associated with, tariffs, export licenses and other trade barriers;

     - inadequate protection of intellectual property in foreign countries;

     - increased difficulty in collecting delinquent or unpaid accounts;

     - lack of suitable export financing;

     - adverse tax consequences;

     - dependence upon independent sales representatives and other indirect resellers who may not be as effective and reliable as our employees;

     - difficulties and costs associated with staffing and managing international operations, overcoming cultural, linguistic and nationalistic barriers and adapting to foreign business practices;

     - political and economic instability; and

     - currency fluctuations, including a decrease in the value of foreign currencies relative to the U.S. dollar which could make our products less competitive against those of foreign competitors.

Any of these factors could impair our ability to expand into international markets and could prevent us from increasing our revenues and achieving profitability.

     IF WE HAVE PROBLEMS CONNECTING TO OUR COMPETITORS' MOBILE TELEPHONE SWITCHES, WE WILL INCUR ADDITIONAL EXPENSE AND DELAYS IN SELLING OUR PRODUCTS AND MAY LOSE SALES. Our broadband base station system products must be compatible with our competitors' mobile telephone switches. Although GSM operates on a standard interface, a GSM switch can be manufactured according to different variations within the standard interface. As a result, we may encounter obstacles when we attempt to integrate our products with a particular switch, since we have not yet tested our products for compatibility with all vendors' switches. If we have problems connecting our products to a particular switch, then we will incur additional expense and delays in selling our products and may lose sales.

     OUR RELIANCE ON A LIMITED NUMBER OF SUPPLIERS COULD LEAD TO DELAYS, ADDITIONAL COSTS, PROBLEMS WITH OUR CUSTOMERS AND POTENTIAL CUSTOMERS, AND LOSS OF REVENUE. We plan to continue utilizing only one or a small number of suppliers for each of the components of our base station systems. In particular, there is currently only one supplier of high power amplifiers, a critical component for a broadband base station, that can provide us with a product that meets our quality standards. Furthermore, the majority of the switches used with our systems have been manufactured by one of two small third party vendors. We have no long-term contracts or arrangements with any of our suppliers that guarantee product availability or the continuation of particular payment or credit terms. If, for any reason, a supplier fails to meet our quality and quantity requirements or stops selling products to us at commercially reasonable prices, we could experience significant production delays and cost increases, as well as higher warranty expenses and product image problems. Any of these problems could damage relationships with current or prospective customers which could seriously harm our operating results in a given period and impair our ability to generate future sales. We do not maintain an inventory of components or finished goods and many components have long lead times, with some taking 12 to 16 weeks from the time of entry of the order to delivery. We cannot guarantee that alternative sources of supply can be arranged on short notice or that components will be available from alternative sources on satisfactory terms.

     IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL, WE MAY NOT BE SUCCESSFUL. Our future success largely depends on our ability to attract and retain highly-skilled hardware and software engineers, particularly call processing engineers and digital signal processing engineers. The market for these engineers is highly competitive and if we cannot continue to attract and retain quality personnel, that failure would significantly limit our ability to compete and to grow our business. Our success also depends upon the continuing contributions of our key management, research, product development, sales and marketing and manufacturing personnel, many of whom would be difficult to replace, including R. Lee Hamilton, President and Chief Executive Officer. We do not have employment or non-competition agreements with any of our key officers. We also do not have key man life insurance policies covering any of our employees.

     IF WE FAIL TO MANAGE OUR GROWTH AND EXPANSION EFFECTIVELY, OUR BUSINESS AND PROSPECTS COULD BE SERIOUSLY HARMED. The need to develop and offer our products and implement our business plan in an evolving market will significantly challenge our planning and management capabilities. At August 31, 1999, we had a total of 146 employees. We plan to hire a significant number of new employees as we expand our operations. We may not be able to implement management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to manage our growth effectively, our business and prospects could be seriously harmed. To manage our expected growth of operations and personnel, we will need to:

     - improve financial and operational controls, as well as our reporting systems and procedures;

     - install new management information systems; and

     - hire, train, motivate and manage our sales and marketing, engineering, technical, finance and customer support employees.

     WE EXPECT THE PRICES OF OUR PRODUCTS TO DECLINE DUE TO COMPETITIVE PRESSURES, AND THIS DECLINE COULD REDUCE OUR REVENUES AND GROSS MARGINS. We anticipate that the prices of our products will decrease in the future due to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. If we are unable to offset these factors by increasing our sales volumes, our revenues will decline. In addition, to maintain our gross margins, we must develop and introduce new products and product enhancements, and we must continue to reduce the manufacturing costs of our products. We cannot guarantee that we will be able to do these things successfully. Our failure to do so would cause our revenue and gross margins to decline, which could seriously harm our operating results and cause the price of our common stock to decline.

     WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR STOCKHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES. As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets, enhance our technical capabilities, help secure critical sources of supply and the availability of compatible switches or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway, we may buy businesses, products or technologies in the future. In the event of any future purchases, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     - incur debt; or

     - assume liabilities.

These purchases also involve numerous risks, including:

     - problems combining the purchased operations, technologies or products;

     - unanticipated costs;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees of purchased organizations.

     WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS ON REASONABLE TERMS. Our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our distribution and customer base and to develop new technologies and products, the growth of sales and marketing expenses and other factors that we cannot control and may not be able to predict accurately. If our capital requirements vary from those currently planned, we may require additional financing sooner than anticipated and we may not be able to raise this capital on reasonable terms or at all. If we raise additional funds through the issuance of equity securities, the percentage of ownership of our existing stockholders will be reduced and these equity securities may have rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds through the issuance of debt securities, those securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of this debt could impose restrictions on our operations. If adequate funds are not available or are not available on reasonable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could seriously harm our business.

     OUR INDUSTRY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION THAT COULD CAUSE SIGNIFICANT DELAYS AND EXPENSE. Wireless telecommunications are subject to extensive regulation by the U.S. and foreign governments. If we fail to conform our products to the requirements and standards of these regulations, our business could be harmed, including the potential suspension or cessation of the sale of our products in countries where our products are not compliant. The delays inherent in the regulatory approval process may cause the rescheduling, postponement or cancellation of the installation of telecommunications systems by our customers which, in turn, would lower our sales. Moreover, we only plan to qualify our products in a foreign country once we have a purchase order from a customer located there, and this practice may deter customers or contribute to delays in receiving or filling orders. To date we have not qualified our products in any foreign countries.

     The regulatory environment in which we operate is subject to frequent change due to political, economic, technological and other considerations. Regulatory changes could significantly affect our operations by restricting development efforts by us and our customers, making current products obsolete, or increasing the opportunity for additional competition. New regulations or changes in interpretation could require modification of our products and substantial costs to comply with such regulations and changes. Making any required modifications could also be extremely time-consuming, and we may lose sales during that time.

     Products to support new services can be marketed only if permitted by frequency allocations and regulations. The process of establishing new regulations is complex and lengthy, and any failure of domestic and international regulatory authorities to allocate suitable frequency spectrum could limit our growth opportunities and our future revenues.

     BECAUSE OUR PRODUCTS ARE HIGHLY COMPLEX AND ARE DEPLOYED IN COMPLEX NETWORKS, THEY MAY HAVE ERRORS OR DEFECTS THAT WE FIND ONLY AFTER DEPLOYMENT, WHICH IF NOT REMEDIED COULD HARM OUR BUSINESS. Our products are highly complex, are designed to be deployed in complex networks and may contain undetected defects, errors or failures. Although our products are tested during manufacturing and prior to deployment, they can only be fully tested when deployed in commercial networks. Consequently, our customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in installation delays, product returns, diversion of our resources, increased service and warranty costs, legal actions by our customers, increased insurance costs and other losses to us or to our customers or end users. Any of these occurrences could also result in the loss of or delay in market acceptance of our products, which would harm our business and adversely affect our operating results and financial condition. We will likely have limited experience with any problems that may arise with new products that we introduce.

     IF WE OR OUR KEY SUPPLIERS OR CUSTOMERS FAIL TO BE YEAR 2000 COMPLIANT, OUR BUSINESS MAY BE HARMED. The year 2000 issue presents many potential problems to our business. Many existing computer programs were designed and developed using only two digits to represent the year of a date. This failure to consider the upcoming change in the century could lead to the failure of computer applications or create erroneous results by or at the year 2000. If our systems do not correctly recognize date information when the year changes to 2000, it could have an adverse effect on our business. The risk exists primarily in six areas:

     - warranty or other claims from our customers, which may result in significant expense to us;

     - failure of systems we use to run our business, which could interrupt our business operations;

     - failure of systems used by our suppliers or vendors, which could delay manufacturing, affect the quality of our products or delay deployment of our products;

     - failure of our products due to year 2000 problems associated with components supplied by others for use in our products, which may require that we find replacement components or alternative sources and that we potentially incur significant unexpected expenses;

     - failure of systems our customers or potential customers use to run their businesses, which could affect their ability to purchase products from us; and

     - failure of our customers' wireless networks which could affect their business and buildout plans.

     We are in the process of conducting a comprehensive inventory and evaluation of the information systems used to run our business and we intend to upgrade or replace systems that are identified as non-compliant. If implementation of replacement systems is delayed, or if we fail to identify a non-compliant product or system in a timely fashion, or if we identify significant non-compliance issues, our business operations could be interrupted, we could face significant unanticipated expenses, our management's time and attention could be diverted and our sales could decline materially.

     Any failures by our suppliers or vendors to ensure the year 2000 compliance of their operations and the products and services they provide us could also seriously harm our business. Customers may also defer purchases of our products until the general uncertainty associated with year 2000 has passed. We cannot anticipate all customer situations and we may see an increase in warranty and other claims as a result of the year 2000 transition. For these reasons, the impact of customer claims could also seriously harm our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

     OUR COMMON STOCK HAS NEVER BEEN PUBLICLY TRADED AND ITS PRICE MAY BE VOLATILE. Prior to this offering, there has not been a public market for our common stock. The market price for shares of our common stock following this offering may be volatile and could fluctuate based on a number of factors. These factors include:

     - our operating performance and the performance of similar companies;

     - news announcements relating to us, our industry or our competitors;

     - changes in earnings estimates or recommendations by research analysts;

     - changes in general economic conditions; and

     - other developments affecting us, our industry, or our competitors.

     We intend to apply to have our common stock listed on the Nasdaq National Market. However a trading market may not develop or become liquid. In recent years the stock market has experienced significant price and volume fluctuations. Our common stock may also experience that volatility unrelated to our own operating performance.

     A NUMBER OF SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE WHICH MAY DEPRESS OUR SHARE PRICE. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that a large number of shares are available for sale, could cause the market price of our common stock to decline. After this offering, shares beneficially owned by our current stockholders and holders of options and warrants to acquire our common stock, including our executive officers and directors, are expected to constitute
approximately      % of the outstanding shares of our common stock, or      % if
the underwriters' over-allotment option is exercised in full. Following the expiration of a 180-day "lock-up" period to which substantially all of the shares held by our current stockholders will be subject, the holders whose shares are subject to that lock-up period will in general be entitled to dispose of their shares. Moreover, Salomon Smith Barney Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. In addition to the adverse effect a price decline could have on holders of our common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

     After this offering, the holders of approximately           shares of our
common stock (including shares issuable upon the exercise of outstanding warrants) will have rights, subject to some conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

     YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF THE BOOK VALUE OF OUR COMMON STOCK THAT YOU PURCHASE IN THIS OFFERING. The initial public offering price of our common stock is substantially more than the net tangible book value per share of our common stock. As a result, holders who purchase our common stock pursuant to this offering will experience immediate and substantial dilution in the net tangible book value per share of our common stock from the initial public offering price. The net tangible book value dilution to new
investors in this offering will be $     per share at an assumed initial public
offering price of $     per share. The exercise of outstanding options and
warrants is likely to result in further dilution to you.

     ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS COULD DISCOURAGE OR PREVENT AN ACQUISITION OF OUR COMPANY. Provisions of our certificate of incorporation and bylaws which will be in effect prior to the consummation of this offering, as well as provisions of Delaware corporate law, may inhibit changes of control that are not approved by our board of directors and could, therefore, limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     - establishing a classified board of directors;

     - requiring advance notice for nomination of directors and stockholder proposals; and

     - authorizing our board to issue additional preferred stock without further stockholder approval.

     The issuance of preferred stock also could diminish the voting power of the holders of our common stock, including the loss of voting control to others. Furthermore, our board could, without stockholder approval, use our preferred stock to adopt a "poison pill" takeover defense mechanism. Our board and management will effectively control which acquisitions, dispositions and mergers, if any, we will pursue.

     In addition, upon the listing of our common stock on the Nasdaq National Market, we will be subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prevents an interested stockholder, which is defined generally as a person owning 15% or more of the corporation's outstanding voting stock, from engaging in a business combination, as defined by the statute, for three years following the date that person became an interested stockholder unless specific conditions are satisfied. Our certificate of incorporation and bylaw provisions as well as provisions of Delaware corporate law could reduce the opportunities for a stockholder to participate in certain tender offers, including tender offers at prices above the then-current fair market value of our common stock that could result from takeover attempts.

     CONTROL BY OUR EXISTING STOCKHOLDERS WILL LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DISCOURAGE POTENTIAL ACQUISITION OF OUR BUSINESS BY THIRD PARTIES. The ownership of our equity will remain relatively concentrated following this offering which could undermine the ability of our other stockholders to influence the outcome of matters requiring stockholder approval. We anticipate that our executive officers, directors and entities affiliated with them, along with the current holders of more than 5% of our equity, will, in the aggregate, beneficially own
approximately      % of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of our board of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under "Risk Factors" and elsewhere in this prospectus.

                                    DILUTION

     The pro forma net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of our common stock outstanding after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of our common stock upon completion of this offering. For investors in our common
stock, dilution is the per share difference between the $     per share initial
offering price of our common stock in this offering and the pro forma net tangible book value of our common stock immediately after completing this offering. Dilution in this case results from the fact that the per share offering price of our common stock is substantially in excess of the per share price paid by some of our current stockholders for our presently outstanding stock.

     On June 30, 1999, our pro forma net tangible book value was approximately
$     and the per share pro forma net tangible book value based on
shares of our common stock was approximately $     per share.

     As of June 30, 1999, without taking into account any changes in our net tangible book value subsequent to that date other than to give effect to the sale of our common stock in this offering at the assumed offering price of
$     , less the estimated offering expenses including underwriting discounts and commissions, the pro forma net tangible book value of each of the assumed
outstanding shares of common stock would have been $     per share after this
offering. Therefore, investors in our common stock would have paid $     for a
share of common stock having a pro forma net tangible book value of
approximately $     per share after this offering. That is, their investment
would have been diluted by approximately $     per share. At the same time, our
current stockholders would have realized an increase in pro forma net tangible
book value of $     per share after this offering without further cost or risk to themselves. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share before this
     offering...............................................  $
  Increase in pro forma net tangible book value per share
     attributable to investors in this offering.............
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                       ------
Dilution per share to the new investors.....................           $
                                                                       ======

     The following table sets forth on a pro forma basis as of September 21, 1999, the number of shares of common stock purchased from AirNet, the total consideration paid and the average price per share paid by existing and new stockholders, before deducting underwriting discounts and commissions and offering expenses payable by AirNet:

                                       SHARES PURCHASED           TOTAL CONSIDERATION       AVERAGE
                                   -------------------------    -----------------------      PRICE
                                       NUMBER        PERCENT       AMOUNT       PERCENT    PER SHARE
                                   --------------    -------    ------------    -------    ---------
Existing stockholders............   1,109,523,226        %      $131,855,427          %      $0.12
New stockholders.................
                                   --------------     ----      ------------     -----
          Total..................                        %      $                     %
                                   ==============     ====      ============     =====

     The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding as of September 21, 1999. As of September 21, 1999, there were options outstanding to purchase a total of 127,044,813 shares of common stock with a weighted average exercise price of $0.036 per share and warrants outstanding to purchase a total of 45,635,702 shares of common stock with a weighted average exercise price of $0.05 per share. To the extent that any of these options or warrants are exercised, your investment will be further diluted. In addition, more options may be granted in the future under our 1999 Equity Incentive Plan.

                                USE OF PROCEEDS

     Our net proceeds from this offering, based on an assumed initial public
offering price of $          per share, are estimated to be $          , or
$          if the underwriters' over-allotment option is exercised in full, after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, research and development, sales and marketing, and capital expenditures, as well as potential acquisitions. We have no current understandings or agreements relating to potential acquisitions and are not currently engaged in any negotiations with respect to any acquisition. Pending those uses, we will invest the net proceeds from this offering in short-term, investment grade, interest bearing, securities.

                                DIVIDEND POLICY

     We have never paid dividends on our common stock, and we do not expect to pay any dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant.

                                 CAPITALIZATION

     The following table shows our total capitalization at June 30, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the September 1999 offering of our Series G preferred stock, including the conversion of the June 1999 bridge financing into Series G preferred stock, and the automatic conversion of
       all outstanding shares of preferred stock into            shares of our
       common stock upon completion of the offering; and

     - on a pro forma as adjusted basis to give further effect to the offering.

     You should read this table in conjunction with the financial statements and related notes appearing elsewhere in this prospectus.

                                                                        JUNE 30, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Cash and cash equivalents...................................  $  9,732   $ 33,482     $
                                                              ========   ========     ========
Notes payable and other long-term debt obligations..........  $  5,987   $    230     $
Stockholders' equity:
  Preferred stocks, $.01 par value, series A through F --
     964,773,506 shares authorized;
     855,440,224 shares issued and outstanding, actual;
     no shares issued and outstanding, pro forma and pro
     forma as adjusted......................................     8,554         --
  Common stock, $.001 par value --
     1,362,709,526 shares authorized;
     28,144,700 shares issued and outstanding, actual;
     1,107,224,642 shares issued and outstanding, pro forma;
                   shares issued and outstanding, pro forma
       as adjusted..........................................        28      1,107
  Additional paid-in capital................................    90,103    127,085
  Accumulated deficit.......................................   (92,502)   (92,502)
                                                              --------   --------     --------
          Total stockholders' equity........................     6,183     35,690
                                                              --------   --------     --------
Total capitalization........................................  $ 12,170   $ 35,920     $
                                                              ========   ========     ========

                            SELECTED FINANCIAL DATA

     You should read the following selected financial information in conjunction with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the period from inception to December 31, 1994, and for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1994, 1995, and 1996, have been derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the years ended December 31, 1996 and 1997, and the balance sheet data as of December 31, 1997 are derived from and are qualified in their entirety by our financial statements that have been audited by Ernst & Young LLP, independent accountants, which are included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1998 and the six months ended June 30, 1999 and the balance sheet data as of December 31, 1998 and as of June 30, 1999 are derived from and are qualified in their entirety by our financial statements that have been audited by Deloitte & Touche LLP, independent auditors, which are included elsewhere in this prospectus. The statement of operations data for the six-month period ended June 30, 1998 is unaudited. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited results when read in conjunction with the audited financial statements and the notes thereto appearing elsewhere in this prospectus. The results presented below are not necessarily indicative of the results to be expected for any future fiscal year or six-month period.

                                     PERIOD FROM
                                     COMMENCEMENT                                                            SIX MONTHS ENDED
                                    OF OPERATIONS                 YEARS ENDED DECEMBER 31,                       JUNE 30,
                                   (JAN. 11, 1994)    -------------------------------------------------   -----------------------
                                   TO DEC. 31, 1994      1995         1996         1997         1998         1998         1999
                                   ----------------   ----------   ----------   ----------   ----------   ----------   ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.....................     $      --       $    1,450   $    1,077   $    1,603   $    4,462   $    2,312   $    4,373
Cost of revenues.................            --              741          665          971        2,867        1,654        2,912
                                      ---------       ----------   ----------   ----------   ----------   ----------   ----------
Gross profit.....................            --              709          412          632        1,595          658        1,461
                                      ---------       ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses
  Research and development.......         2,622           12,360       20,887       11,749       13,134        5,637        7,194
  Sales and marketing............           150            2,022        2,171        1,107        2,709        1,220        1,756
  General and administrative.....         1,164            3,437        6,293        5,000        3,750        1,072        1,139
  Loss (gain) on disposal or
    write-down of equipment......            --               --        1,053            4           (5)          --            2
                                      ---------       ----------   ----------   ----------   ----------   ----------   ----------
        Total operating
          expenses...............         3,936           17,819       30,404       17,860       19,588        7,929       10,091
                                      ---------       ----------   ----------   ----------   ----------   ----------   ----------
Loss from operations.............        (3,936)         (17,110)     (29,992)     (17,228)     (17,993)      (7,271)      (8,630)
Other income (expense), net......            83            1,326          818           (8)          76          (46)          93
                                      ---------       ----------   ----------   ----------   ----------   ----------   ----------
Net loss.........................        (3,853)         (15,784)     (29,174)     (17,236)     (17,917)      (7,317)      (8,537)
                                      ---------       ----------   ----------   ----------   ----------   ----------   ----------
Preferred dividends..............           266            2,548        3,456        4,095        5,616        2,611        3,398
                                      ---------       ----------   ----------   ----------   ----------   ----------   ----------
Net loss attributable to common
  stockholders...................     $  (4,119)      $  (18,332)  $  (32,630)  $  (21,332)  $  (23,533)  $   (9,928)  $  (11,935)
                                      =========       ==========   ==========   ==========   ==========   ==========   ==========
Loss per common share -- Basic
  and diluted:
  Net loss.......................     $   (0.97)      $    (1.27)  $    (2.12)  $    (1.17)  $    (0.91)  $    (0.41)  $    (0.34)
                                      =========       ==========   ==========   ==========   ==========   ==========   ==========
  Net loss attributable to common
    stockholders.................     $   (1.04)      $    (1.48)  $    (2.37)  $    (1.45)  $    (1.19)  $    (0.56)  $    (0.48)
                                      =========       ==========   ==========   ==========   ==========   ==========   ==========
Shares used in calculating basic
  and diluted loss per common
  share..........................     3,960,536       12,386,460   13,741,020   14,699,920   19,774,357   17,678,713   25,030,043
                                      =========       ==========   ==========   ==========   ==========   ==========   ==========
Pro forma net loss per common
  share -- Basic and
  diluted(1).....................                                                            $                         $
                                                                                             ==========                ==========
Pro forma shares used in
  calculating basic and diluted
  net loss per common share(1)...
                                                                                             ==========                ==========

                                                                   DECEMBER 31,
                                                --------------------------------------------------        JUNE 30,
                                                 1994      1995       1996       1997       1998            1999
                                                ------    -------    -------    -------    -------    ----------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $2,084    $31,490    $ 3,578    $11,348    $ 7,580         $9,732
Working capital...............................   1,605     31,691      2,419     13,012     11,239          8,735
Total assets..................................   3,241     39,557     10,252     20,694     22,017         24,918
Long-term debt................................      --         --        571      4,143        159          5,987
Total stockholders' equity....................   2,714     35,806      6,684     12,983     14,463          6,183

---------------

(1) Pro forma reflects the September 1999 offering of our Series G preferred stock, including the conversion of the June 1999 bridge financing into Series G preferred stock, and the automatic conversion of all our
    outstanding shares of preferred stock into          shares of our common
    stock upon completion of the offering.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with "Selected Financial Data" and our financial statements and notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," "Special Note Regarding Forward-Looking Statements," as well as those discussed elsewhere in this prospectus.

OVERVIEW

     We provide broadband, software-defined base stations, backhaul free base stations and other infrastructure products to wireless service operators who use the GSM, or Global Systems for Mobile Communications, protocol. Our base stations incorporate a new radio architecture that is designed to allow operators to support simultaneous voice and high-speed Internet data on a single software-upgradeable platform. We designed our system to be easier to deploy, easier to upgrade, and to have lower capital and operating costs than traditional narrowband systems.

     We began marketing our GSM base stations in the beginning of 1996 and shipped our first GSM base station in May 1997. Through September 18, 1999, we have shipped a total of 215 base stations and have five commercially deployed systems. We currently sell and market our products in the U.S. through our direct sales force. We are beginning to conduct our international sales and marketing efforts through a network of agents, distributors and our direct sales force.

     From our inception in January 1994 through May 1997, our operations consisted principally of start-up activity associated with the design, development, and marketing of our products. As a result, we did not generate significant revenues until 1998 and have generated only $13.0 million in net revenues through June 30, 1999. We have incurred substantial losses since commencing operations, and as of June 30, 1999, we had an accumulated deficit of $92.5 million. We have not achieved profitability on a quarterly or annual basis. Because we will need to continue to focus heavily on developing our technology and products, organizing our sales and distribution systems and assembling the personnel necessary to support our anticipated growth in the near future, we expect to continue to incur net losses for at least the next several quarters. We will need to generate significantly higher revenues in order to support expected increases in research and development, sales and marketing and general and administrative expenses, and to achieve and maintain profitability.

     Our revenues are derived from sales of a single product line based on the GSM protocol. We generate a substantial portion of our revenues from a limited number of customers, with two customers accounting for 88% of our net revenues during the six months ended June 30, 1999. Most of our existing customers and many of the domestic C-F block license holders that comprise our initial target market are start-up operators that have not yet commenced the buildout of their networks, obtained necessary financing or acquired a high degree of familiarity with our products.

     We have and expect to continue to experience significant fluctuations in our quarterly revenues as a result of our long and variable sales cycle. Historically, our sales cycle, which is the period from the time a sales lead is generated until the recognition of revenue, has ranged from 12 to 18 months. The length and variability of our sales cycle is influenced by a number of factors beyond our control, including: our customers' buildout and deployment schedules; our customers' access to product purchase financing; our customers' degree of familiarity with our products; the need for functional demonstrations and field trials; the manufacturing lead time for our products; delays in final acceptance of products following shipments; regulatory developments; and our revenue recognition policies. The effect of our long sales cycle on our results is compounded by our current dependency on a small number of customers.

     Revenue from product sales is recognized after delivery and resolution of any uncertainties regarding satisfaction of all significant terms and conditions of the customer contract. Given our limited operating history, such uncertainties have been considered resolved to date when the customer has placed the products in service or completed specified testing procedures. A number of different factors outside our control can delay satisfaction of these conditions. Since our products are typically deployed as part of a complete wireless system and we often fulfill orders through multiple shipments, customers must have received the final shipment in order to either place our products in service or complete the testing procedures. As a result, the time period between shipment and revenue recognition has averaged 100 days, but varies widely, and in one case was as long as 225 days.

     In general, our gross margins will be affected by the following factors:

     - demand for our products and services;

     - new product introductions, both by us and our competitors;

     - changes in our pricing policies and those of our competitors;

     - the mix of base stations and other products sold;

     - the mix of sales channels through which our products are sold;

     - the mix of domestic and international sales; and

     - the volume pricing we are able to attain from contract manufacturers and third party vendors.

     We currently obtain all of our primary components and subassemblies for our products from a limited number of independent contract manufacturers and purchase circuit boards, electronic and mechanical parts and other component assemblies from a limited number of OEMs, or original equipment manufacturers, and other selected vendors. Accordingly, a significant portion of our cost of revenues consists of payments to these suppliers. The remainder of our cost of revenues is related to our in-house manufacturing operations, which consist primarily of quality control, final assembly, testing and product integration.

     Research and development expenses consist primarily of expenses incurred in the design and development of our proprietary technology. We expect research and development expenses to increase as we continue to develop our technology and future products. In particular, we may incur significant costs in connection with our efforts to develop the software needed to upgrade our base stations to super-capacity and to make our products compatible with high-speed data transmission protocols.

     Sales and marketing expenses consist primarily of salaries, commissions, consulting fees, tradeshow expenses, advertising, marketing expenses and allocated overhead. We intend to increase expenditures for selling and marketing as a result of expansion of distribution channels, strategic relationships, sales and marketing personnel, and marketing programs. In particular, there may be significant costs associated with our efforts to sell our products to larger U.S. operators and to international operators.

     General and administrative expenses consist primarily of expenses for finance, office operations, administrative and general management activities, including legal, accounting and other professional fees and bad debts. Increases in general and administrative expenses are planned as we expand executive management, finance and administration support, information systems and other administrative functions required to support operations and the costs associated with being a publicly-held company.

  SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

     Net revenues: Net revenues increased $2.1 million or 89% from $2.3 million for the six months ended June 30, 1998 to $4.4 million for the six months ended June 30, 1999. For the six months ended June 30, 1999, two customers accounted for 88% of our net revenues. One was an existing customer continuing the buildout of its network and the other was a new customer making an initial deployment of infrastructure for its network.

     Gross profit: Gross profit increased $0.8 million or 122% from $0.7 million for the six months ended June 30, 1998 to $1.5 million for the six months ended June 30, 1999. This increase was attributable to the increase in revenues for the same period. The gross profit margin improved to 33% for the six months ended June 30, 1999 from 28% for the six months ended June 30, 1998.

     Research and development: Research and development expenses increased $1.6 million or 28% from $5.6 million for the six months ended June 30, 1998 to $7.2 million for the six months ended June 30, 1999. This increase was primarily due to continued development of our products and engineering support costs for test development and technical services.

     Sales and marketing: Sales and marketing expenses increased $0.5 million or 44% from $1.2 million for the six months ended June 30, 1998 to $1.8 million for the six months ended June 30, 1999. This increase was attributable to additional sales and marketing personnel we hired to expand our sales and distribution networks.

     General and administrative: General and administrative expenses remained the same at $1.1 million for each of the six month periods ended June 30, 1998 and June 30, 1999.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net revenues: Net revenues increased $2.9 million or 178% from $1.6 million for the year ended December 31, 1997 to $4.5 million for the year ended December 31, 1998. This increase resulted from a full year of shipments of our GSM base station, which we first deployed in May 1997. Net revenues were adversely affected in the second and third quarters of 1998 by FCC proceedings related to the final settlement of the C-F block auction process, which occurred in mid-1998. Many of the C-F block licensees who comprise our initial target market postponed their buildouts and new product purchases during the pendency of these proceedings.

     Gross profit: Gross profit increased $1.0 million or 159% from $0.6 million for the year ended December 31, 1997 to $1.6 million for the year ended December 31, 1998. This increase was due primarily to the increase in net revenues. The gross profit margin was 39% for the year ended December 31, 1997 and 37% for the year ended December 31, 1998. This decrease in gross profit margin was attributed to unabsorbed overhead costs as we began to expand our manufacturing capabilities in 1998.

     Research and development: Research and development expenses increased $1.4 million or 12% from $11.7 million for the year ended December 31, 1997 to $13.1 million for the year ended December 31, 1998. This increase was associated with new hires and purchases of certain engineering supplies.

     Sales and marketing: Sales and marketing expenses increased $1.6 million or 145% from $1.1 million for the year ended December 31, 1997 to $2.7 million for the year ended December 31, 1998. Expenses increased for the recruitment and support of additional sales staff to help establish our sales and distribution activities. Additionally, expenses for travel, trade shows and outside services contributed to the increase.

     General and administrative: General and administrative expenses decreased $1.2 million or 25% from $5.0 million for the year ended December 31, 1997 to $3.8 million for the year ended December 31, 1998. This decrease was due to a substantial reduction in all areas of general administrative expense as we sized operations to more closely match net revenues. This decrease was partially offset by a $1.5 million provision for bad debts related primarily to one customer.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net revenues: Net revenues increased $0.5 million or 49% from $1.1 million for the year ended December 31, 1996 to $1.6 million for the year ended December 31, 1997. This increase was due to our first deployment of digital GSM base stations in 1997.

     Gross profit: Gross profit increased $0.2 million or 53% from $0.4 million for the year ended December 31, 1996 to $0.6 million for the year ended December 31, 1997. This increase was due primarily to the increase in net revenues. The gross profit margin was 38% for the year ended December 31, 1996 and 39% for the year ended December 31, 1997.

     Research and development: Research and development expenses decreased $9.2 million or 44% from $20.9 million for the year ended December 31, 1996 to $11.7 million for the year ended December 31, 1997. This decrease resulted from the completion in 1996 of the modification of our product platform to support digital instead of analog protocols and for which we incurred a higher level of expenditures in 1996.

     Sales and marketing: Sales and marketing expenses decreased $1.1 million or 49.0% from $2.2 million for the year ended December 31, 1996 to $1.1 million for the year ended December 31, 1997. This decrease resulted primarily from reduced publications and trade show and travel expenditures.

     General and administrative: General and administrative expenses decreased $1.3 million or 21% from $6.3 million for the year ended December 31, 1996 to $5.0 million on for the year ended December 31, 1997. This decrease is the result of reductions in headcount and recruitment expense, expensed equipment, and consulting/legal fees.

     Loss on disposal or write-down of equipment: As a result of the modification of our product platform to support digital instead of analog protocols, we incurred expenses of $1.1 million for the year ended December 31, 1996 primarily for the loss on the disposal or write-down of analog-based equipment.

     Other income (expense), net: Other income of $0.8 million for the year ended December 31, 1996, resulted from interest income generated from the Company's cash balances during the year.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly financial data for the four quarters in 1998 and two quarters in 1999, and such information expressed as a percentage of our net revenues. This unaudited quarterly information has been prepared on the same basis as the audited financial information presented elsewhere herein and, in management's opinion, includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the information for the quarters presented.

                                                                 QUARTER ENDED
                                   --------------------------------------------------------------------------
                                   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                     1998        1998         1998            1998         1999        1999
                                   ---------   --------   -------------   ------------   ---------   --------
                                                                 (IN THOUSANDS)
Net revenues.....................   $ 1,373    $   939      $    129        $ 2,021       $ 2,158    $ 2,215
Cost of revenues.................       942        712           109          1,104         1,457      1,455
                                    -------    -------      --------        -------       -------    -------
Gross profit.....................       431        227            20            917           701        760
                                    -------    -------      --------        -------       -------    -------
Operating expenses
  Research and development.......     2,912      2,725         2,988          4,509         3,735      3,459
  Sales and marketing............       604        616           681            808           891        865
  General and administrative.....       503        569           547          2,127           561        580
                                    -------    -------      --------        -------       -------    -------
          Total operating
            expenses.............     4,019      3,910         4,216          7,444         5,187      4,904
                                    -------    -------      --------        -------       -------    -------
Loss from operations.............    (3,588)    (3,683)       (4,196)        (6,527)       (4,486)    (4,144)
                                    -------    -------      --------        -------       -------    -------
Other income (expense), net......        12        (58)            4            119            74         19
                                    -------    -------      --------        -------       -------    -------
Net loss.........................   $(3,576)   $(3,741)     $ (4,192)       $(6,408)      $(4,412)   $(4,125)
                                    =======    =======      ========        =======       =======    =======

                                                                  QUARTER ENDED
                                    --------------------------------------------------------------------------
                                    MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                      1998        1998         1998            1998         1999        1999
                                    ---------   --------   -------------   ------------   ---------   --------
                                                        (AS A PERCENTAGE OF NET REVENUES)
Net revenues......................     100.0%     100.0%        100.0%         100.0%       100.0%      100.0%
Cost of revenues..................      68.6       75.8          84.5           54.6         67.5        65.7
                                     -------    -------      --------         ------       ------      ------
Gross profit......................      31.4       24.2          15.5           45.4         32.5        34.3
                                     -------    -------      --------         ------       ------      ------
Operating expenses
  Research and development........     212.1      290.2       2,316.3          223.1        173.1       156.2
  Sales and marketing.............      44.0       65.6         527.9           40.0         41.3        39.1
  General and administrative......      36.7       60.6         424.1          105.5         26.0        26.2
                                     -------    -------      --------         ------       ------      ------
          Total operating
            expenses..............     292.8      416.4       3,268.7          368.6        240.4       221.5
                                     -------    -------      --------         ------       ------      ------
Loss from operations..............    (261.4)    (392.2)     (3,259.8)        (323.2)      (207.9)     (187.2)
                                     -------    -------      --------         ------       ------      ------
Other income (expense), net.......       0.9       (6.2)          3.1            5.9          3.5         0.9
                                     -------    -------      --------         ------       ------      ------
Net loss..........................    (260.5)%   (398.4)%    (3,249.7)%       (317.3)%     (204.4)%    (186.3)%
                                     =======    =======      ========         ======       ======      ======

     We have experienced and expect to continue to experience significant fluctuations in quarterly operating results as a result of many factors. We believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as any indication of future performance. It is likely that future quarterly operating results from time to time will not meet the expectations of market analysts or investors, which may have an adverse effect on the price of our common stock.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through the private sales of equity securities, which have provided aggregate net proceeds of approximately $130 million through September 21, 1999, including the net proceeds from our offering of Series G preferred stock. At September 21, 1999, we had approximately $27.3 million in cash. We have no credit facilities.

     Net cash used in operating activities was approximately $25.2 million in 1996, $17.9 million in 1997, $17.8 million in 1998 and $3.2 million in the six months ended June 30, 1999. The significant use of cash by operating activities was the result of the net losses during all reported periods together with cash used to finance our increase in accounts receivable and inventory purchases. Customers are billed as contractual milestones are met, including deposits of up to 50% of the contracted amount at the inception of the contract. However, collection of the entire amounts due under our contracts to date have lagged behind shipment of our products due to the substantial time period between shipment and the fulfillment of our post-shipment contractual obligations, at which time we bill substantially all of the balance of the contracted amount. This lag requires increasing investments in working capital as our revenues increase. As of August 31, 1999, our receivables balance was $4.0 million. This balance is primarily attributable to two customers, and receivables from one of these customers accounted for approximately 75% of the total amount outstanding.

     We used net cash for capital expenditures of approximately $2.4 million, $1.3 million, $0.9 million and $0.4 million for the periods ended December 31, 1996, December 31, 1997, December 31, 1998 and June 30, 1999, respectively. These expenditures reflect our investments in computer equipment, software development tools and test equipment, which was required to support our business expansion.

     We have no material commitments other than facility and equipment leases. We anticipate an increase in our capital expenditures for testing and manufacturing equipment used during the final assembly of our product as our revenues increase. For 1999, we estimate that capital expenditures will total approximately $1.5 million.

     We believe that our available cash resources combined with the net proceeds of this offering will be sufficient to fund operating losses and meet our presently anticipated working capital and capital expenditure requirements for the next twelve months. Thereafter, we may need to raise additional funds. We may need to raise additional funds sooner to fund more rapid expansion, continue development of new or enhanced products, respond to competitive pressures, fund unexpected expenditures or operating losses or acquire businesses or technologies. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Additional financing may not be available when needed, on favorable terms or at all.

YEAR 2000 COMPLIANCE

     Many existing computer programs and systems use only two digits to identify a year in the date field. For example, "99" would represent 1999. These programs and systems were designed and developed without considering the impact of the upcoming millennium. Consequently, date sensitive computer programs may interpret the date "00" as 1900 rather than 2000. If not corrected, many computer systems could fail or create erroneous results in 2000.

     State of Readiness. We are assessing all of our internal and external systems and also our products that we market with respect to the year 2000 issue. In response to this assessment, we created a year 2000 committee to resolve any non-compliant year 2000 systems and issues. This group is currently on schedule to complete this task by October 1999. We plan to test all of our internal and external systems, including the associated year 2000 fixes for year 2000 compliance during 1999. As part of our process, we have assessed the potential impact of year 2000 failures from vendors and other companies upon our business and we are currently taking steps to minimize this risk. We are in the final stages of assessing and verifying the year 2000 compliance of all of our suppliers and vendors. Verification will be accomplished through the use of written inquiries to suppliers, certifications, audits and information provided by suppliers on their websites. Some vendors have not yet responded to our inquiries regarding year 2000 compliance. Based on our current state of readiness, the actions we are currently taking and the responses received from our suppliers and vendors to date, we do not believe that the year 2000 problem will have a material adverse effect on our financial position, liquidity, or operations.

     Our Costs of Year 2000 Compliance. We estimate that our total costs of year 2000 compliance will be less than $100,000. These costs include updating our computer software and hardware, as well as contracting outside experts and out-of-pocket expenses.

     Risks of Year 2000 Issues. We procure crucial components used in our manufacturing process from foreign vendors. As a result, we may be at risk from foreign companies and countries that are not taking adequate measures to ensure year 2000 compliance or that may not be at the same level of preparedness as companies in the United States. For example, economic problems in Asia may affect or divert resources with respect to the year 2000 issue. The failure of those foreign countries and companies to be year 2000 compliant may cause material shortages that could adversely impact our manufacturing operations. In addition, some of our customers may experience catastrophic year 2000 failures, including prolonged interruptions in their business, in which case they may have a reduced demand for our products.

     We may not be able to upgrade any or all of our major systems in accordance with our plan to address the year 2000 issue. In addition, any such upgrades effectively address the year 2000 issue. If required upgrades are not completed or are unsuccessful, our operations may be materially adversely affected. Furthermore, systems of other companies on which our own systems rely may not be timely converted. A failure to convert by another company or a conversion that is incompatible with our system could result in the:

     - failure of our products due to year 2000 problems associated with components supplied by others for use in our products, which may require that we find replacement components or alternative sources and that we potentially incur significant unexpected expenses;

     - failure of systems our customers or potential customers use to run their businesses, which could affect their ability to purchase products from us; and

     - failure of our customers' wireless networks which could affect their business and buildout plans.

     Any failures by our suppliers or vendors to ensure the year 2000 compliance of their operations and the products and services they provide us could also seriously harm our business. In addition, customers may defer purchases of our products until the general uncertainty associated with year 2000 has passed. We cannot anticipate all customer situations and we may see an increase in warranty and other claims as a result of the year 2000 transition.

     Our Contingency Plans. We are developing contingency plans with respect to significant year 2000 issues that are within our control. We intend to replace any suppliers or vendors who are found not be 2000 compliant with vendors that are 2000 compliant. However, we plan to continue utilizing only one or a small number of suppliers for each of the components of our base station systems. Therefore, replacing a supplier may be disruptive to our business and result in the loss of sales. In addition, even if we believe a supplier or vendor to be year 2000 compliant, that supplier or vendor may still have year 2000 problems. We believe that, apart from the loss of important suppliers and vendors, the worst case year 2000 scenario would involve disruption in our utilities and banking facilities.

                                    BUSINESS

OVERVIEW

     We provide broadband, software-defined base stations, backhaul free base stations and other infrastructure products to wireless service operators who use the GSM, or Global Systems for Mobile Communications, protocol. Our base stations incorporate a new radio architecture that is designed to allow operators to support simultaneous voice and high-speed Internet data on a single software-upgradeable platform. We designed our system to be easier to deploy, easier to upgrade, and to have lower capital and operating costs than traditional narrowband systems. Our system features two innovative base station products:

          The AdaptaCell broadband, software-defined base station is designed to enable wireless service operators to change and/or add wireless protocols by upgrading its software. This design limits the risk of choosing a hardware platform that may become obsolete when next generation, high-speed data protocols such as GPRS, EDGE and 3G begin to replace current voice-only protocols.

          The AirSite Backhaul Free Base Station allows wireless operators to backhaul traffic from the AirSite to an AdaptaCell over unused RF, or radio frequency, spectrum. This can eliminate most of the expensive T-1 lines used in a traditional deployment. As a result, an operator's fixed network operating costs may significantly decrease.

     We were founded in 1994 and have raised approximately $130 million from inception to develop our technology and fund operations. We have 29 domestic patents granted, 20 patent applications pending, and 5 provisional patent applications. We received the 1998 GSM World Award for Best Technical Innovation from the GSM Association, an international body with members from 133 countries, in recognition of our revolutionary software-defined architecture and backhaul free technology.

INDUSTRY BACKGROUND

     In recent years, there has been substantial growth in the number of wireless users around the world, reaching 303 million subscribers in 1998 according to International Data Corporation, or IDC. IDC estimates the number of wireless users will reach approximately 1.1 billion in 2003, representing a compound annual growth rate of 29%. We expect the following factors to contribute to continued growth in wireless usage:

          Improved Coverage. Due to the high start-up costs involved, initial wireless deployments were limited to urban centers and major traffic corridors. Existing operators have accelerated the buildout of their networks to meet demands for improved service, including seamless roaming across local, regional and even national markets. In addition, new operators have sought to develop their own networks in locations where service had previously been inadequate or too costly.

          Lower Price. The price of wireless services has decreased significantly in developed markets. With as many as six wireless service operators in some U.S. markets, operators are seeking to enhance their competitive position with more efficient and cost effective networks.

          New Wireless Services. Wireless networks have traditionally been designed to support voice traffic. With the advent of the Internet and increased focus on the development of high capacity wireless networks, we expect operators to make additional infrastructure investments in order to offer enhanced data and voice services while seeking to ensure compatibility with their existing networks.

     There has also been a substantial increase in wireless minutes of use. According to Paul Kagan Associates, Inc., wireless minutes of use in the U.S. are expected to increase from approximately 64 billion in 1997 to an estimated 150 billion in 1999. Subscribers are beginning to use wireless telephones as a substitute for wireline communications. Operators are striving to keep up with the resulting demand by adding more base stations and increasing the capacity of existing base stations to increase the number of channels in their networks. Compounding the challenge, new service providers operating at higher frequencies can require up to four times as many base stations as traditional wireless networks in order to achieve the same coverage pattern. As a result, Allied Business Intelligence, Inc. predicts there will be approximately 2.1 million wireless base stations deployed by 2003 compared to approximately 823,000 in 1998, representing a 21% compound annual growth rate.

     Various analog and digital protocols are currently available to wireless service operators, including: Global Systems for Mobile Communications, known as GSM; Code Division Multiple Access, known as CDMA; and Time Division Multiple Access, known as TDMA. Unlike CDMA and TDMA, GSM incorporates an open interface between the base station and mobile switching center, or MSC. This open interface makes it easier for wireless service operators to purchase and integrate GSM system elements, including base stations, from multiple vendors rather than relying on a single vendor.

     GSM is the most widely used wireless protocol worldwide, with systems operating in approximately 120 countries and serving over 160 million subscribers as of April 1999. This represents 45% of all wireless subscribers and 65% of digital wireless subscribers. As of September 1999, the number of subscribers using this protocol increased to 200 million.

     In the U.S., TDMA and CDMA are currently the most widely used protocols. According to International Data Corporation, in 1998, there were approximately
5.8 million TDMA subscribers and approximately 7.4 million CDMA subscribers. The primary users of these protocols in the U.S. have been the traditional large wireless operators. Nevertheless, according to the GSM Alliance, LLC, as of July 1, 1999, approximately 3.8 million wireless subscribers were using GSM in the U.S.

     The growth in demand for wireless services caused a strain on the capacity of existing wireless networks. Partially in response, the FCC allocated new RF spectrum through a series of FCC auctions and re-auctions commencing in late 1994 and ending in early 1999. Many of the winners in this auction process were smaller, entrepreneurial wireless service operators who won spectrum in the so-called C-F blocks. These new operators are faced with the challenge of rapidly deploying a wireless network infrastructure and establishing a competitive footprint, or geographic coverage area, in order to interest potential subscribers and become competitive with established operators. Because of these challenges, we believe that these new operators are seeking to deploy an infrastructure with the lowest capital and operating costs possible, while preserving their ability to support additional subscribers and future high-speed data services. Due to its proven technology and global roaming capability, many of these new operators have selected GSM.

     Government bodies in other countries are, like the FCC, auctioning off RF spectrum. We believe the same dynamics that led new domestic operators to choose GSM will also lead many new international operators to select GSM. In addition, the less-developed countries of Asia, Africa, Eastern Europe, and South America have limited wireline infrastructure, creating new opportunities for wireless operators. Therefore, we believe there will continue to be a strong international demand for GSM and the associated infrastructure equipment.

     Traditional GSM base stations were designed to support larger operators providing voice service in heavily populated areas. As a result, they are not cost-effective when used in low population density areas. In addition, these traditional base stations cannot be easily upgraded to support high-speed data services. A further problem with traditional base stations is the cost associated with leasing expensive T-1 lines to connect each base station to the network to backhaul traffic. This can result in significant recurring expense for most operators.

     The European Telecommunications Standards Institute, a leading worldwide promoter of standards for the telecommunications industry, has proposed next generation protocols for GSM that will enable GSM to provide high-speed wireless Internet access. We expect these protocols to be introduced in several phases starting with GPRS, or general packet radio service, then EDGE, or enhanced data rates for GSM evolution, and finally 3G, or third generation protocol. Industry leaders have proposed a similar evolution path for TDMA, in which TDMA will converge with GSM by adopting the EDGE protocol for high-speed wireless Internet services.

     A key challenge for wireless service operators will be to incorporate new high-speed data protocols into their networks while limiting the amount of new infrastructure required. Operators may be required to install three different sets of hardware: one to handle the current GSM protocol, one for high-speed data based on EDGE, and yet another for very high-speed data service based on 3G. In addition to the associated incremental costs, these service overlays could be inefficient because it may not be possible to move system capacity from one type of base station to another without adding additional hardware. Finally, at present, traditional base stations cannot be easily modified to substantially increase capacity to handle the expected increase in voice traffic. We refer to base stations with substantially more voice capacity than traditional base stations as "super-capacity" base stations. We believe super-capacity base stations will become crucial as high-speed data is increasingly accepted, occupying a greater percentage of a wireless service operator's total system capacity and leaving less capacity for conventional voice traffic.

THE AIRNET SOLUTION

     We believe our software-defined solution positions us to meet the industry's challenge of transitioning from today's voice-centric networks to tomorrow's integrated voice and high-speed data networks. The timing of this transition and the exact specifications of these new protocols are uncertain. We believe that our software-defined solution will be particularly valuable to operators during this uncertain transition as it enables operators to purchase infrastructure today which can be adapted to tomorrow's new protocols.

     We believe our solution reduces an operator's total cost of owning and operating wireless networks. Our solution features two innovative base station products, the AdaptaCell and the AirSite Backhaul Free Base Station, which provide the following key benefits:

          Adaptable and Easy to Upgrade. Our AdaptaCell base station incorporates a broadband architecture and is software-defined, meaning it uses only one radio or transceiver to process a large amount of spectrum and uses software to control the way it encodes and decodes wireless signals. We expect this design will support new protocols through changes in software, and few, if any, hardware modifications. By contrast, traditional base stations must be extensively modified or even replaced if operators want to offer new high-speed data services to their customers. As wireless operators adopt new high-speed data protocols like GPRS, EDGE and 3G, we believe the AdaptaCell's unique design will position our system as a preferred solution. Also, since the AdaptaCell is designed to be configured to support more than one protocol at the same time, a single base station could, for example, be configured to support voice, EDGE and 3G simultaneously.

          High-speed data services are expected to increasingly occupy more of a wireless service operators' total system capacity. As this occurs, we believe it will not be cost effective to modify traditional base stations to maintain legacy voice capacity. The AdaptaCell will require a software upgrade to become a super-capacity base station. This software upgrade will direct the transmission beams to specific handsets allowing more callers to use the same frequency in the same cell. Although traditional base stations equipped with adaptive antennae can provide increased capacity within a cell, these antennae are expensive. We believe that a super-capacity AdaptaCell will have approximately 1/10 the number of RF components as, and will be significantly smaller and less expensive to operate than a traditional base station with an adaptive antenna.

          Lower Operating Costs. Our base stations are designed to result in substantially lower operating costs per subscriber than traditional base stations. Base stations usually require T-1 connections to backhaul traffic which can be expensive. The AirSite features its own integral wireless backhaul and thus eliminates the need for a T-1 or any other physical connection from the AirSite back to the AdaptaCell. In addition, eliminating coverage holes with a traditional base station may not be cost-effective because an expensive T-1 or physical link from each base station to the base station controller, or BSC, is required. In contrast, our system only requires a T-1 line or other physical backhaul connection between the BSC and the AdaptaCell base stations, each of which can service up to 12 separate AirSites. Finally, our simplified hardware design results in a smaller base station that has fewer components, is easier to install and maintain and uses less electricity.

          Flexible Deployment. As opposed to traditional systems, our scaleable solution allows operators to start small, establish a network, and incrementally expand coverage and capacity as subscriber demand increases. In addition, because AirSites are backhaul free, operators are able to deploy them in new and innovative ways. For example, some customers have mounted AirSites on telephone poles and billboards, reducing the time and cost associated with deploying a base station by simplifying zoning and tower construction issues.

STRATEGY

     Our goal is to become a leading worldwide supplier of wireless base stations. Our strategy for achieving this goal includes the following core elements:

     Leverage Our Technology Leadership. Since our inception, we have raised approximately $130 million to develop our technology and fund operations. We have 29 domestic patents granted, 20 patent applications pending, and 5 provisional patent applications. We believe that we currently have the only commercially deployed broadband, software-defined base station. The technological advances incorporated in our base stations provide our customers with significant advantages. We intend to leverage our technology leadership by continuing to invest in our substantial research and development efforts in order to continue to provide our customers with cost-effective, innovative solutions.

     Continue to Market our Product Advantages to Domestic Operators. We will continue to focus on providing infrastructure to domestic wireless service operators deploying systems in new markets, known as initial-coverage areas, or filling gaps in existing deployments, known as coverage-limited areas. We have specifically targeted GSM operators in the so-called C-F blocks. The FCC's recent spectrum auctions have resulted in a number of new operators in these blocks, many of whom face similar initial-coverage and coverage-limited deployments. We also plan to target the larger domestic GSM operators as they address buildouts in their own suburban and low-population density areas. These larger operators are continually upgrading and expanding coverage to maintain parity with their competitors. Our cost-effective, scaleable infrastructure is designed to meet the needs of both new and existing operators.

     Expand Into International Markets. We believe success in domestic markets will facilitate entry into international markets. The large infrastructure vendors have targeted Europe and other high population density areas overseas and have not focused as much on developing cost-effective products for use in low population density areas. Using the same strategy we successfully implemented in the U.S., we are focusing our international marketing efforts on low population density markets such as Africa, Asia, Eastern Europe and South America. We recently announced international versions of our products, including GSM-1800 and GSM-900 which operate at 1800 and 900 MHz, respectively. To achieve an international market presence as quickly as possible, we are establishing our network of agents, distributors, and OEMs.

     Establish a Market Leadership Position in High-Speed Data and Super-Capacity Markets. Our AdaptaCell positions us to establish a market leadership position as wireless communications evolve from voice to high-speed Internet access. The AdaptaCell is designed to support multiple protocols, enabling a single base station to service legacy voice and high-speed data subscribers simultaneously. We have also designed the AdaptaCell to serve as the basis for a new generation of super-capacity base stations which have substantially greater capacity than traditional base stations.

WIRELESS SYSTEM TECHNOLOGY

                     Figure 1 -- Mobile System Architecture

                        [BASE STATION SUBSYSTEM GRAPHIC]

     Wireless telephone systems operate by dividing a geographic service territory into a number of regions called cells. As Figure 1 shows, each cell contains a base station that communicates with the wireless telephones located in that cell. When a subscriber wishes to place a call, a signal is sent from the subscriber's telephone to the base station in the cell in which the subscriber is located. The base station completes the call via the BSC, or Base Station Controller, and MSC, or Mobile Switching Center, and then assigns one of several available channels to be used by the subscriber's telephone while operating within the cell's range. Since all telephone conversations are inherently two-way, a similar reverse channel from the base station to the subscriber is assigned at the same time.

     In conventional analog phone systems, a channel occupies an entire RF carrier. In digital TDMA and GSM, a channel occupies only a small fraction, or timeslot, within a particular RF carrier. In these systems, each wireless telephone waits for its assigned channel timeslot and broadcasts the subscriber's digitized speech. Thus, multiple callers can make use of the same RF carrier at the same time. In digital CDMA, the notion of a channel is more complex because all subscribers make use of the entire available RF spectrum simultaneously. In these systems, each subscriber is assigned a unique identification code, which the telephone uses to mathematically process the subscriber's voice and spread the signal across the entire RF spectrum. On the receiving end, the receiver uses the same unique code to unscramble the signal. In analog and digital TDMA and GSM wireless systems, each telephone is assigned a new channel when it enters a cell. As a wireless telephone moves from cell to cell, it is transferred to an adjacent base station and then reassigned a new channel. In digital CDMA systems, no channel reassignments are necessary because the base station in the new cell simply starts unscrambling the subscriber's signal and the old cell stops.

     Traditional base stations can only support a single specific protocol and require different hardware to support each protocol. These are known as hardware base stations. In a hardware base station, a discrete set of components processes each RF carrier. Adding voice channels requires additional carriers, which typically means adding new hardware. As new protocols for high-speed data, such as EDGE and 3G, are developed and deployed, an operator may need to install new base stations to support these new protocols because traditional base stations are primarily designed to support only voice services. An additional complication arises because not every subscriber can be expected to migrate to the new service when it is first deployed. To accommodate these late adopters, operators may need to support more than one protocol simultaneously. In these cases, an additional base station may be required.

 Figure 2 -- Traditional Narrowband Radio Technology Versus AirNet's Broadband,
                       Software-Defined Radio Technology

                               [RADIO TECHNOLOGY]

     Our AdaptaCell receives wireless telephone signals from subscribers by digitizing a full 5 MHz of the wireless service operator's RF spectrum and then processing the digitized spectrum using a series of digital signal processors that run our proprietary software. An inverse process occurs when transmitting to subscribers. When configured to support the GSM protocol, one of our broadband, software-defined radios can process up to 12 GSM RF carriers supporting 96 independent channels comprised of 92 voice channels and 4 control channels using a single set of hardware. Traditional base stations use 12 duplicate sets of hardware to accomplish the same task. This is shown in Figure 2.

     Our AdaptaCell is based on broadband, software-defined radio. We believe we are the only base station manufacturer to have successfully deployed this technology in commercial service. The term software-defined means that the way the radio encodes and decodes signals is controlled by the installed software. As new protocols are developed and deployed, the same radio can be configured to support multiple protocols by remotely loading new software into the radio. To accomplish this, we believe traditional products will require significant hardware changes which may be expensive. The term broadband means that the AdaptaCell has one radio or transceiver that processes 5 MHz of RF spectrum on both transmission and reception. By contrast, traditional base stations use many independent narrowband radios that process a much smaller amount of RF spectrum, 1/25 as much in the case of GSM, which in effect limits them to one protocol. As such, the AdaptaCell has far fewer components than traditional base stations, allowing it to be more reliable.

     Our broadband, software-defined radio offers another benefit in that more than one kind of wireless service will be able to be supported on the same base station at the same time. This is important because as new wireless services such as EDGE and 3G high-speed data are deployed, many subscribers will still be using wireless telephones that operate on legacy protocols. These subscribers will expect their telephones to continue to work as new protocols are deployed. Operators using our competitors' products will have to continually change hardware, or even deploy multiple base stations that support old and new protocols, to serve different populations of subscribers using wireless telephones. After completion of a software upgrade and perhaps a few hardware modifications, changing a setting at a central control point is all that will be required to vary the level of support given to each protocol on an AdaptaCell.

PRODUCTS

     Our Base Station Subsystem, or BSS, products currently support the GSM protocol for wireless voice and data communications services. We chose to develop products based on this protocol because the interfaces, or connections, between the various pieces that make up the GSM BSS are well defined and publicly documented. One of these interfaces, the connection between the Mobile Switching Center, or MSC, and the Base Station Controller, and ultimately the base stations that compose the BSS, is referred to as the A-interface. This A-Interface allows wireless operators to attach our BSS equipment to an existing operator's MSC. It is this standard interface that makes any existing GSM operator a potential customer for our BSS equipment. We are currently marketing the BSS in three standard configurations, the GSM-900, GSM-1800 and GSM-1900, operating at 900 MHz, 1800 MHz and 1900 MHz respectively.

     As shown in Figure 3, our BSS features two base stations: the AdaptaCell broadband, software-defined GSM base transceiver station and the AirSite Backhaul Free Base Station. We also offer custom-tailored ancillary equipment that completes the BSS. These include a Base Station Controller, a Transcoder Rate Adaptation Unit and an Operations and Maintenance Center-Radio.

                 Figure 3 -- AirNet GSM Base Station Subsystem

                     [AIRNET BASE SYSTEM SUBSTATION IMAGE]

     AdaptaCell. The AdaptaCell wireless base station supports up to 12 GSM RF carriers (96 total channels including 92 voice/data channels and four control channels). The AdaptaCell differs from traditional base stations in that its operation is defined by software, not hardware. This means that as subscribers demand new services from operators, specifically new high-speed data services for Internet access, it will be possible to upgrade the AdaptaCell to support those services via a change of software and few, if any, hardware modifications. Operators using traditional equipment will likely have to install new equipment, and potentially a completely new base station, for each new protocol they adopt. The AdaptaCell is available in two basic configurations: omni-directional and sectorized. An omni-directional base station serves a roughly circular geographic area while a sectorized base station divides the area around it into independent sectors. Sectorized base stations are useful in high-density applications because they allow a wireless service operator to reuse frequencies in adjacent cells more readily than with omni-directional base stations. Figure 3 shows an omni-directional configuration.

     AirSite. The AirSite is a compact, lower-cost wireless base station that supports one GSM RF carrier (eight total channels including seven voice/data channels and one control channel) and includes its own wireless backhaul system. By contrast, traditional base stations must be connected to the rest of the system using relatively expensive digital telephone lines known as T-1 lines. The AirSite is a true GSM cell. It has a unique site ID for billing and "911" emergency identification purposes, offers the same geographic coverage as traditional cells, and has fault and error detection functionality fully integrated into the Operations and Maintenance Center-Radio. The AirSite operates by receiving a subscriber's wireless telephone signal and transmitting it to the AdaptaCell. The AdaptaCell then sends the signal over a single T-1 line to the BSC and on to the MSC. In reverse, digitized voice signals come from the MSC to the BSC and then to the serving AdaptaCell, which then transmits the signal to the AirSite. The AirSite then transmits the signal to the subscriber. System capacity can be expanded by deploying two AirSites in a tandem configuration at the same cell site, thus supporting two GSM RF carriers (16 total channels including 15 voice/data channels and one control channel).

     BSC. Our Base Station Controller, or BSC, controls the activities of the AdaptaCells physically attached to it and all the AirSites served by those AdaptaCells. A single BSC can support up to 20 AdaptaCells and up to 240 AirSites. Among other things, the BSC monitors handset signal levels and the operational status of each of its attached base stations, controls handset transmit power, and orchestrates handoffs between base stations.

     TRAU. In most telecommunications systems, digitized voice requires 64 Kbps of bandwidth to accurately convey human speech. Our Transcoder Rate Adaptation Unit, or TRAU, compresses a standard 64 Kbps voice stream to a GSM standardized 13 Kbps format more suitable for transmission within the BSS. This means that the T-1 telephone line used to connect the BSC to the MSC can carry four times as many voice conversations as it normally would. This makes it less expensive to attach a BSS to its associated MSC.

     OMC-R. The Operations and Maintenance Center-Radio, or OMC-R, provides the network management facility for one or more of our BSSs. Our OMC-R provides a comprehensive graphical user interface for maintenance personnel. In its maximum configuration, our OMC-R can simultaneously manage 10 BSCs, 200 AdaptaCells, and 2,400 AirSites.

CUSTOMERS

     The following table is a list of customers that have each ordered approximately $1 million or more of our products from January 1997 through September 23, 1999:

     Airlink Communications, Inc.*
     Carolina PCSI Limited Partnership
     Coleman County Telephone Cooperative, Inc.
     Comtel PCS Mainstreet Limited Partnership
     Hafatel, LLC
     High Plains/Midwest L.L.C.
     MBO Wireless
NPI Wireless*
OnQue Communications, Inc.
Panhandle Telecommunications Systems, Inc.*
Pinpoint Communications*
Third Kentucky Cellular Corporation

---------------
* Accounted for 10% or more of our revenues for the six months ended June 30, 1999 or for the year ended December 31, 1998. Together, these customers accounted for substantially all of our revenues for these periods.

     Through September 18, 1999, we have shipped 215 base stations to our customers.

SALES AND MARKETING

     We sell and market our products in the U.S. through our direct sales force. Our international sales and marketing efforts are conducted through a network of agents, distributors and our direct sales force. We have developed programs to attract and retain high quality, motivated sales representatives that have the technical skills and consultative sales experience necessary to sell our infrastructure solutions.

     We have established a marketing communications organization that is responsible for the branding and marketing of our products and services and for distinguishing the AirSite and AdaptaCell as branded product offerings. The marketing organization is responsible for all new product launches to ensure both internal execution and marketplace acceptance.

     Direct Sales. Our direct sales force works as a team with our support personnel. The direct sales account manager contacts a potential customer and assists that customer in identifying its technology goals. A budgetary proposal is then prepared for the customer containing a pro forma business analysis comparing the customer's initial deployment costs and operating expenses using traditional wireless infrastructure with those costs and expenses using our products. The customer is then invited for an executive visit to review our manufacturing and development facilities in Melbourne and tour one of our deployed systems, and to discuss the customer's needs for financing, if any. Final contract negotiations are scheduled shortly thereafter.

     We have initiated direct sales efforts in Australia, Africa, South America, and the Pacific Rim.

     International Sales Agents, Distributors and OEMs. In order to further our international sales objectives, we are establishing relationships with a number of country/region specific sales agents, distributors, and OEMs. Our network currently consists of sales agents working in Africa, Chile, and Venezuela and a distributor working in Australia. We are negotiating a relationship with an OEM in China. Since GSM has been widely adopted throughout the world, other geographical areas have been targeted for penetration via similar third party relationships; most notably, Eastern Europe and the Pacific Rim.

CUSTOMER SERVICE AND SUPPORT

     We provide a full range of customer support during all program implementation phases. The following services are provided:

     - rapid resolution of field problems through a 24-hour hot-line service;

     - administration of service contracts and warranty policies; and

     - software maintenance, support and improvements.

     Our field service provides a host of program management services focusing on equipment installation and system implementation. We install, commission, and transfer operational control to the customer in a carefully planned program designed to ensure success. Field service provides these services:

     - RF design, including preparation of coverage maps;

     - installation;

     - system drive testing; and

     - maintenance.

     We also provide certificate-based training programs to our customers in all aspects of system installation, operation and maintenance.

RESEARCH AND PRODUCT DEVELOPMENT

     Our product strategy is to develop and offer a suite of software upgrade packages designed to run on our AdaptaCell platform to support future high-speed data standards and super-capacity applications while augmenting our line of backhaul free base stations with new lower-cost designs.

     We have invested heavily in the development of broadband, software-defined base station technology. We began development in 1994 and shipped our first prototype base stations in 1996.

     In mid-1997, a customer deployed our first GSM BSS featuring the broadband, software-defined BTS teamed with AirSite Backhaul Free Base Stations. This system first saw commercial service in late 1997 and continues in service.

     In 1998, we focused on adapting the BSS for connection to other vendor's switching equipment at the industry standard A-interface. During the year, we shipped products that were successfully integrated with the switches of two MSC vendors, including Nortel. We also added additional features such as support for short message service and enhanced full-rate vocoders.

     In 1999, we shipped the AdaptaCell, which is the third generation of our broadband, software-defined base station. This third generation base station may be deployed in sectorized configurations. In addition, 900 MHz and 1800 MHz versions, which are required for international markets, can be supported.

     Our current product development plans focus on the GPRS, EDGE and 3G protocols. We plan to develop a GPRS high-speed data upgrade package. We also plan to take advantage of the evolution of digital signal processors and other digital components to reduce the cost of our base stations.

     Subsequently, we expect to develop an EDGE high-speed data upgrade package and deliver the first of our super-capacity AdaptaCell GSM base stations.

     Ultimately, we expect to develop 3G software upgrade packages. We may not be able to introduce these, or any other products as scheduled. In addition, market conditions may not ultimately dictate the necessity of developing a particular new product. Also, while few modifications to the AdaptaCell hardware platform are expected as the product evolves in accordance with our product plan, some enhanced hardware, including upgraded digital signal processors, will be required to support some features.

     Our product development strategy has been to concentrate our engineering resources on our core technology while making maximum use of third party vendors and products for everything else. In practice, this means our engineering resources are focused on broadband, software-defined base station technology, the AirSite Backhaul Free Base Station, and the software upgrades necessary to support new high-speed data and super-capacity applications.

     As of August 31, 1999, 96 of our 146 full-time employees were engaged in research and product development, including hardware and software engineering.

MANUFACTURING

     We currently use a limited number of third-party contractors to manufacture all of our primary components and subassemblies for our products. As a result, our in-house manufacturing operations consist primarily of quality control, final assembly, testing and product integration. Circuit boards, electronic and mechanical parts, and other component assemblies are purchased from OEM manufacturers and other selected vendors. Quality control is maintained by an in-house staff that sets standards and manages our manufacturing contractors. There is currently only one supplier of high power amplifiers, a critical component of our broadband base stations, that can provide us with a product that meets our quality standards.

COMPETITION

     The wireless telecommunications infrastructure market is highly competitive. The market for our products is characterized by rapidly changing technology, evolving industry protocols, emerging wireless transmission protocols, and frequent new product introductions and enhancements. Failure to keep pace with these changes could seriously harm our competitive position and prospects for growth. Our ability to compete depends on many factors including product and protocol flexibility, price and reliability.

     Current and potential competitors consist primarily of major domestic and international companies, most of whom have longer operating histories; larger installed customer bases; substantially greater name recognition; and greater financial, technical, manufacturing, marketing, sales and distribution resources. Competing base station vendors can be divided into two groups: existing large equipment manufacturers who supply a complete range of wireless base station systems to wireless service operators and smaller companies that typically market components of wireless systems to the system suppliers or directly to wireless carriers. Our current competitors include Alcatel S.A., Hughes Network Systems, LM Ericsson Telephone Company, Lucent Technologies Inc., Motorola, Inc., NEC Corporation, Nokia Corporation, Nortel Networks Corporation and Siemens AG. We face actual and potential competition not only from these established companies but from start-up companies that develop and market new wireless telecommunications products and services.

PROPRIETARY RIGHTS

     We consider our technologies proprietary and seek to protect our intellectual property rights. We have 29 domestic patents granted, 20 patent applications pending, and 5 provisional patent applications. In addition, we are seeking patent protection for our inventions in foreign countries. One of the allowed domestic patents was based upon proprietary rights originally obtained from Harris Corporation, one of our stockholders, and is subject to a non-exclusive cross license to a third party. We also obtained from Harris Corporation a royalty-free, worldwide, non-exclusive right and license to use six other patents in the manufacture and sale of products covered by these patents. Our patents cover the basic architecture of the system, sub-components, and frequency reuse planning schemes.

     Simultaneously with Motorola's equity investment in January 1995, we signed an agreement granting Motorola the right to obtain a non-exclusive, royalty-free license under any two of our patents. In the event of a potential merger, consolidation or sale of our company, we have the right to require Motorola to either exercise its right or to cancel its right in exchange for a payment of $1 million per patent. With respect to possible infringement of our respective digital base station transceiver patents, each of us agreed not to enjoin the other and to attempt dispute resolution, including negotiation of nonexclusive license agreements in good faith, before resorting to litigation.

     While we believe that our patents will render it more difficult for competitors to develop and market similar products, our patents may be invalidated, circumvented, or challenged. Our patent rights may fail to provide us with competitive advantages. Any pending or future patent applications, whether or not being currently challenged by applicable governmental patent examiners, may not be issued with the scope we seek.

     We also rely upon copyright and trade secret laws. Source code for our own proprietary software is protected as an unpublished copyrighted work and as a trade secret. In addition, we generally enter into confidentiality or licensing agreements with employees, consultants, vendors, customers, and licensees, and generally limit access to the details of proprietary designs, software, documentation, and other confidential information.

     Notwithstanding our efforts to protect our rights, it may be possible for a third party to copy or to obtain and use our intellectual property without our authorization. We may have to pursue litigation in the future to enforce our proprietary rights or to defend against claims of infringement, although we are not presently aware of any circumstances that would lead to litigation. Such litigation could result in substantial costs and diversion of resources and could seriously harm our business, operating results, and financial condition. In addition, others may develop technologies superior to our technology, duplicate our technology, or design around our patents.

GOVERNMENT REGULATION

     Our products must conform to a variety of requirements and protocols. In order for our products to be used in certain jurisdictions, regulatory approval may be necessary. The delays inherent in this regulatory approval process may cause the rescheduling, postponement or cancellation of the installation of telecommunications systems by our customers which, in turn, may significantly reduce sales of products to such customers. The failure to comply with current or future regulations or changes in the interpretation of existing regulations in a particular country could result in the suspension or cessation of sales in that country, restrictions on our development efforts and those of our customers, render current products obsolete, or increase the opportunity for additional competition. Such regulations or such changes in interpretation could require us to modify our products and incur substantial costs to comply with such regulations and changes. Products to support new services can be marketed only if permitted by frequency allocations and regulations. We only plan to qualify our products in a foreign country once we have a purchase order from a customer located there, and this practice may deter customers or contribute to delays in receiving or filling orders.

EMPLOYEES

     As of August 31, 1999, we had 146 full-time employees. Of these individuals, 96 are in research and product development, 17 are in manufacturing, 12 are in sales and marketing, 12 are in customer and field services, and 9 are in finance and administration. We also use contract personnel, primarily for research and development.

     None of our employees are represented by a labor union and we believe that our relations with employees are good.

FACILITIES

     Our headquarters consist of approximately 23,400 square feet of space leased through December 31, 2001, located at 100 Rialto Place in Melbourne, Florida. The primary manufacturing and product engineering operation is located at 3950 Dow Road, Melbourne, Florida, consisting of approximately 26,580 square feet, leased through December 31, 2001. We also maintain a manufacturing and engineering facility in Westbury, New York, consisting of approximately 12,000 square feet, leased through December 31, 2001. We believe that these facilities will be adequate to meet our requirements for the foreseeable future and that suitable additional space will be available if needed.

LEGAL PROCEEDINGS

     On January 21, 1997, we filed a complaint against Amplidyne, Inc. in Brevard County, Florida, alleging breach of contract and non-performance in connection with the delivery of certain high-power amplifier units used in our base stations. We are seeking approximately $4.4 million in damages. Amplidyne filed an answer alleging certain affirmative defenses and a counterclaim against us for approximately $463,000. Amplidyne's motion for summary judgment was denied in February 1999, and the litigation is currently still in a preliminary stage with discovery not yet completed.

     We are also involved in various claims and litigation matters arising in the ordinary course of business. We believe that the ultimate outcome of these matters will not have a material effect on our results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning our executive officers and directors:

NAME                           AGE                          POSITION
----                           ---    -----------------------------------------------------
R. Lee Hamilton, Jr.(1)(3)...  40     President and Chief Executive Officer, Director
Gerald Y. Hattori............  47     Vice President of Finance, Chief Financial Officer,
                                      Treasurer and Secretary
Glenn A. Ehley...............  37     Vice President of Sales and Marketing
Mark G. Demange..............  39     Vice President of Engineering
J. Douglass Mullins(3).......  50     Chairman
Joel P. Adams(1)(3)..........  42     Director
James W. Brown(1)(3).........  48     Director
Robert M. Chefitz(2).........  40     Director
Richard G. Coffey(1)(2)......  39     Director
Bruce R. DeMaeyer(2).........  61     Director
Milo D. Harrison(2)..........  60     Director

---------------
(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Member of Nominating Committee

     R. Lee Hamilton, Jr. has served as President and Chief Executive Officer since January 1999. He joined us in July 1996 as Vice President of Engineering and Operations. In April 1998 he was elected President and Chief Operating Officer. Prior to joining us, Dr. Hamilton served in various executive roles at Motorola, Inc., from 1990 to 1996, most recently as General Manager for Systems Transmission Products. Prior to joining Motorola, Dr. Hamilton was a Professor of Electrical Engineering at Ohio State University, where he successfully obtained funding for and managed a noted research program in wireless communications systems. He holds a Ph.D. in Electrical Engineering from Purdue University, and a B.S. in Electrical Engineering from Virginia Polytechnic Institute and State University.

     Gerald Y. Hattori has served as Vice President of Finance and Chief Financial Officer since March 1999 and as Treasurer and Secretary since September 1999. Prior to joining us, Mr. Hattori was Vice President of Finance, Chief Financial Officer and Treasurer of Nexar Technologies, Inc., a manufacturer of personal computers, since October 1996. From September 1987 to October 1996, Mr. Hattori served as Corporate Controller of Sipex Corporation, a manufacturer of analog semiconductors. Mr. Hattori holds an M.B.A. from New Hampshire College and a B.S. degree in Business Administration/Accounting from Merrimack College.

     Glenn A. Ehley has served as Vice President Sales and Marketing since August 1997. Mr. Ehley joined us in July 1995 and served as Director of Sales. Prior to joining us, Mr. Ehley served in several positions at Siemens Stromberg-Carlson, most recently as Senior Product Management Manager. Mr. Ehley received an M.B.A. and M.S. in Computer Engineering from Florida Atlantic University and received a B.S. in Computer Science from Illinois Benedictine College.

     Mark G. Demange has served as Vice President of Engineering since February 1999. Prior to joining us, Mr. Demange served in several positions at Zenith Electronics Corp., most recently as Vice President and General Manager of the Cable Modem Business Unit. From October 1996 to February 1999, Mr. Demange held several engineering management positions in Motorola's Wireless Data Group. Mr. Demange holds an M.B.A. from Northern Illinois University, an M.S. in Electrical Engineering from Midwest College of Engineering and a B.S. in Electrical Engineering from Southern Illinois University.

     J. Douglass Mullins has served as a Director since our inception in January 1994. He served as Chairman of the Board from October 1996 until April 1998 and has served as Chairman since March 1999. Mr. Mullins was acting Chief Executive Officer between February 3, 1997 and March 10, 1997. Mr. Mullins also served as Secretary and Treasurer during 1994. Since 1993, Mr. Mullins has been President of Venture First Associates of Melbourne, Inc., a venture capital firm, and General Partner of HVFM-I, L.P., one of our stockholders. Since 1984, Mr. Mullins has served as a General Partner of various partnerships that manage venture capital funds. Mr. Mullins received an M.B.A. from Harvard University and a B.S. from Georgia Institute of Technology.

     Joel P. Adams has served as a Director since our inception in January 1994. Mr. Adams has served since 1987 as Vice President of Fostin Capital Corporation and since 1994 as President of Adams Capital Management, a venture capital firm and one of our stockholders. In addition, Mr. Adams is a former Director of NetSolve, Inc., a public company, and currently serves on several private company boards. Mr. Adams received an M.S. in Industrial Administration from Carnegie Mellon University and a B.S. in Nuclear Engineering from the State University of New York at Buffalo.

     James W. Brown has served as a Director since November 1997 as the designee of SCP Private Equity Partners, L.P., one of our stockholders. Mr. Brown has been a Partner of SCP Private Equity Management, L.P., which manages a private equity investment fund, since its inception in 1996. Mr. Brown has also been a Managing Director of CIP Capital Management, Inc. since 1994. From 1989 until 1994, Mr. Brown was Chief of Staff to the Governor of Pennsylvania. Mr. Brown received a J.D. from the University of Virginia and a B.A. from Villanova University's Honors Program.

     Robert M. Chefitz has served as a Director since January 1997. Mr. Chefitz is a General Partner and Vice President of Patricof & Co. Ventures, Inc., an affiliate of some of our stockholders. He joined the firm in 1987 and was admitted as a General Partner in 1991. Previously, Mr. Chefitz was a Senior Associate with Golder, Thomas & Cressey Co. of Chicago, a venture capital firm. Mr. Chefitz received an M.B.A. from Columbia University and a B.A. from Northwestern University.

     Richard G. Coffey has served as a Director since August 1998. He is Managing Director of Tandem Investments, Inc., a private equity firm located in West Hartford, Connecticut, and a Managing Member of Tandem GSM Capital, LLC, the Special Limited Partner of Tandem PCS Investments, L.P., one of our stockholders. Prior to founding Tandem, Mr. Coffey was Director of Private Investments for the Pennsylvania Public School Employees' Retirement Systems. Mr. Coffey received an M.B.A. from the Darden School of the University of Virginia and an A.B. from Princeton University.

     Bruce R. DeMaeyer has served to serve as a Director since January 1996. Since 1992, Mr. DeMaeyer has been President of Great Western Teleconsulting, focusing primarily on the domestic and international wireless telecommunications marketplace. Prior to founding Great Western Teleconsulting, Mr. DeMaeyer served as President of Ameritech Mobile Communications. Mr. DeMaeyer received a B.S. in Electrical Engineering from Illinois Institute of Technology.

     Milo D. Harrison has served as a Director since December 1997. Semi-retired since 1989, Mr. Harrison served as an environmental consultant to major chemical corporations after serving from 1981 to 1989 as President and Vice President of Chemical Waste Management Company. Mr. Harrison received an M.B.A. from the University of Buffalo and a B.S. from Ohio Northern University.

BOARD OF DIRECTORS COMMITTEES

     The Audit Committee consists of Mr. Coffey, Chairman, Mr. Chefitz, Mr. DeMaeyer and Mr. Harrison. The Audit Committee reviews our records and affairs to determine our financial condition, oversees the adequacy of the systems of internal control and monitors our adherence in accounting and financial reporting to generally accepted accounting principles.

     The Compensation Committee consists of Mr. Adams, Chairman, Mr. Brown, Mr. Coffey and Mr. Hamilton. The Compensation Committee determines compensation for our officers and administers our 1999 Equity Incentive Plan. However, the Board of Directors must approve all awards granted under the Plan to directors and employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended. No officer serving on the board of directors or the Compensation Committee has or will participate in decisions awarding compensation or granting stock options to himself.

     The Nominating Committee consists of Mr. Mullins, Chairman, Mr. Adams, Mr. Brown and Mr. Hamilton. The Nominating Committee seeks candidates and recommends nominations for election to the board of directors.

DIRECTOR COMPENSATION

     Non-employee directors are entitled to receive option grants and other awards under the 1999 Equity Incentive Plan. Non-employee directors are currently entitled to receive an award of nonqualified stock options every three years, the amount of which is determined by the board of directors in its sole discretion. These director options will have an exercise price equal to the fair market value of our common stock when granted and will vest in three annual installments provided the director has attended at least 75% of board of director meetings in the 12 months preceding each vesting date, with exception for special circumstances. Unvested options for a particular year will vest on a pro rata basis if a director leaves or is removed from office, provided he met the attendance requirement for the portion of the year he served as a director. All directors will be reimbursed for expenses incurred in attending meetings of the board of directors and its committees. In September 1999, each non-employee director received non-qualified stock options to purchase 500,000 shares of our common stock at an exercise price of $0.13 per share. In September 1999, we also issued to Mr. DeMaeyer 507,692 shares of our common stock in satisfaction of $66,000 of accrued fees due to him for his services as a director under our prior policy of cash compensation of $1,500 per meeting for independent directors.

TERM OF EXECUTIVE OFFICERS AND DIRECTORS

     Our directors currently serve terms until the next annual meeting of stockholders and the election of their successors. At the next annual meeting of stockholders, the board of directors will be divided into three classes, with three directors in each class. The Class I directors will be nominated for election for a term of three years, the Class II directors will be nominated for election for a term of two years, and the Class III directors will be nominated for election for a term of one year. Thereafter, each director will serve for a term of three years. Directors will hold office until the annual meeting of stockholders in the year in which the term of their class expires and until their successors have been duly elected and qualified. Executive officers are appointed by and serve at the discretion of the board.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the compensation paid or to be paid during the fiscal year ended December 31, 1998 to the Chief Executive Officer and the other most highly compensated executive officers whose compensation exceeded $100,000, based on salary and bonus earned in fiscal 1998, who were executive officers on December 31, 1998:

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM COMPENSATION
                                                                     ---------------------------
                                        ANNUAL COMPENSATION          SECURITIES
       NAME AND PRINCIPAL          -----------------------------     UNDERLYING      ALL OTHER
           OCCUPATION              YEAR      SALARY       BONUS       OPTIONS       COMPENSATION
       ------------------          ----     --------     -------     ----------     ------------
Jerrold D. Adams                   1998     $250,000          --     14,315,237            --
  Chairman and
  Chief Executive Officer
R. Lee Hamilton, Jr.               1998      178,154          --      5,905,268            --
  President and
  Chief Operating Officer
Glenn Ehley                        1998      117,231          --      3,002,634       $27,978(1)
  Vice President,
  Sales & Marketing

---------------
(1) Represents performance-based sales commissions.

1999 EQUITY INCENTIVE PLAN

     1999 Equity Incentive Plan. The 1999 Equity Incentive Plan, which amended and restated our 1994 Stock Option Plan and Independent Director Stock Option Plan, provides for the issuance of a maximum of 212,870,132 shares of common stock pursuant to the grant of incentive stock options, non-qualified stock options, restricted stock, stock appreciation rights, performance awards and other stock-based awards to employees, directors and independent contractors. The 1999 Equity Incentive Stock Plan is administered by the Compensation Committee which has the authority to determine recipients of awards under the Plan. However, the board of directors must approve all awards granted under the Plan to directors and employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended. The exercise price of options and the vesting periods, expiration dates and other terms of awards under the Plan are determined by the Compensation Committee or the board of directors. Awards are not transferable except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. Unless otherwise determined by the board of directors, in the event of a change of control of our company, all unexercised stock options granted pursuant to the Plan become fully vested and immediately exercisable.

     At September 21, 1999, we had granted options for the purchase of 145,483,944 shares of common stock, excluding options that expired upon the termination of employment of certain employees (which shares are currently reserved for future grant). Options for the purchase of 18,439,131 shares had been exercised, and options for the purchase of 127,044,813 shares remained outstanding. At September 21, 1999, a total of 67,386,188 shares were reserved for grant of options.

     Option Grants in Last Fiscal Year. The following table shows certain information regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1998. All of these stock options were granted under the 1994 Stock Option Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                    POTENTIAL REALIZABLE
                                                                                          VALUE AT
                                                                                       ASSUMED ANNUAL
                       NUMBER OF     PERCENT OF TOTAL                                     RATE OF
                       SECURITIES        OPTIONS         EXERCISE                  PRICE APPRECIATION FOR
                       UNDERLYING       GRANTED TO        PRICE                       OPTION TERM $(3)
                        OPTIONS         EMPLOYEES          PER       EXPIRATION    ----------------------
        NAME            GRANTED       DURING PERIOD       SHARE         DATE          5%           10%
        ----           ----------    ----------------    --------    ----------    ---------    ---------
Jerrold D. Adams.....  14,315,237          25.7%          $0.02        4/19/99           --           --
R. Lee Hamilton,
  Jr.................   5,905,268(1)       10.6%          $0.02       02/19/08     $ 72,276     $188,230
Glenn A. Ehley.......   3,002,634(2)        5.4%          $0.02       02/19/08     $ 37,767     $ 97,709

---------------
(1) Does not include options to purchase 21,000,000 shares of common stock granted to Mr. Hamilton on January 19, 1999 or options to purchase 2,000,000 shares of common stock granted to Mr. Hamilton on September 1, 1999.

(2) Does not include options to purchase 5,000,000 shares of common stock granted to Mr. Ehley on February 16, 1999.

(3) The dollar amounts under these columns represent the potential realizable value of each grant assuming that the market value of our stock appreciates from the date of grant to the expiration of the option at annualized rates of 5% and 10%. These assumed rates of appreciation have been specified by the SEC for illustrative purposes only and are not intended to forecast future financial performance or possible future appreciation in the price of our stock. The actual amount the Named Executive Officer may realize will depend on the extent to which the stock price exceeds the exercise price of the options on the date the option is exercised.

     Options Exercised and Year-End Option Values. The following table sets forth certain information with respect to option exercises during 1998 by the Named Executive Officers and the stock options held as of December 31, 1998 by the Named Executive Officers.

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SHARES
                                                         SUBJECT TO UNEXERCISED          VALUE OF UNEXERCISED
                                                               OPTIONS AT                IN-THE-MONEY OPTIONS
                                                            FISCAL YEAR-END               AT FISCAL YEAR-END
                          SHARES                           DECEMBER 31, 1998           DECEMBER 31, 1998($)(2)
                         ACQUIRED         VALUE       ----------------------------   ----------------------------
         NAME           ON EXERCISE   REALIZED $(1)   EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
         ----           -----------   -------------   -----------    -------------   -----------    -------------
Jerrold D. Adams......   2,658,750      $144,278              --              --            --              --
R. Lee Hamilton,
  Jr..................          --            --       4,449,382       5,500,787       $83,811        $219,411
Glenn A. Ehley........          --            --       1,442,953       3,568,545       $60,111        $143,207

---------------
(1) Based on the fair market value of our stock on the date of exercise, as determined by our board of directors, minus the exercise price, multiplied by the number of shares issued upon exercise of the option.

(2) Based on the fair market value of our stock on December 31, 1998, as determined by the board of directors, less the exercise price.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of September 21, 1999, certain information with respect to our common stock owned beneficially by each director, by the executive officers, by all executive officers and directors as a group and by each beneficial owner of more than 5% of our outstanding common stock. Except as noted in the footnotes, each of the persons listed has sole investment and voting power with respect to the shares of common stock included in the table.

                                                 NUMBER OF SHARES OF          PERCENT OF OWNERSHIP
                                                    COMMON STOCK        ---------------------------------
NAME OF BENEFICIAL OWNER                         BENEFICIALLY OWNED     BEFORE OFFERING    AFTER OFFERING
------------------------                         -------------------    ---------------    --------------
SCP Private Equity Partners, LP................      253,035,734(1)          22.5%
  800 The Safeguard Building 435 Devon Park
  Drive Wayne, PA 19087
Funds Managed by:
  Adams Capital Management, Inc. ..............      179,170,468(2)          16.1
  518 Broad Street Sewickley, PA 15143
Harris Corporation.............................      156,236,764(3)          13.9
  1025 West Nasa Boulevard Melbourne, FL 32919
Tandem PCS Investments, LP.....................      153,272,691(4)          13.7
  c/o Live Cycles Holding Co. 1981 Avenue
  McGill College Montreal, Quebec H3A 3C7,
  Canada
Funds Managed by:
  Patricof & Co. Ventures, Inc.................      146,771,003(5)          13.2
  445 Park Avenue New York, NY 10022
HVFM-I, LP.....................................      115,142,733(6)          10.3
  c/o Venture First Associates of Melbourne,
  Inc. 1901 S. Harbor City Boulevard, Suite 501
  Melbourne, FL 32901
James W. Brown.................................      253,063,510(7)          22.5
Joel P. Adams..................................      179,198,244(8)          16.1
Richard G. Coffey..............................      153,300,467(9)          13.7
Robert M. Chefitz..............................      146,798,779(10)         13.2
J. Douglass Mullins............................      115,170,509(11)         10.3
R. Lee Hamilton, Jr............................        8,018,333(12)            *
Glenn A. Ehley.................................        2,739,655(13)            *
Milo D. Harrison...............................        1,428,826(14)            *
Bruce R. DeMaeyer..............................          865,468(15)            *
All executive officers and directors as a group
  (11 persons).................................      860,583,791             74.6

---------------
  *  Less than 1% of the outstanding common stock.

 (1) Includes 228,193,610 shares held by SCP Private Equity Partners, L.P. and 13,570,918 shares issuable upon exercise of a warrant, and 11,271,206 shares held by CIP Capital, L.P.

 (2) Includes (a) 51,611,826 shares held by The P/A Fund, L.P. and 542,831 shares issuable upon exercise of a warrant, (b) 18,028,290 shares held by Fostin Capital Associates II, and (c) 105,730,501 shares held by Adams Capital Management, L.P. and 3,257,020 shares issuable upon exercise of a warrant.

 (3) Includes 145,007,067 shares held by Harris Corporation and 11,229,697 shares issuable upon exercise of a warrant.

 (4) Includes 142,415,957 shares held by Tandem PCS Investments, LP and 10,856,734 shares issuable upon exercise of a warrant.

 (5) Includes (a) 65,249,861 shares held by APA Excelsior III, L.P. and 757,805 shares issuable upon exercise of a warrant (b) 24,866,349 shares held by Coutts & Co. (Jersey), Ltd., Custodian for APA Excelsior III/Offshore, L.P. and 288,789 shares issuable upon exercise of a warrant, (c) 3,414,458 shares held by CIN Venture Nominees, Ltd. and 39,084 shares issuable upon exercise of a warrant, and (d) 51,611,826 shares held by The P/A Fund, L.P., which is co-managed by APA Pennsylvania Partners II and Fostin Capital Partners II (see footnotes 2 and 8), and 542,831 shares issuable upon exercise of a warrant.

 (6) Includes 111,885,712 shares held by HVFM-I, L.P., and 3,257,020 shares issuable upon exercise of a warrant.

 (7) Includes 228,193,610 shares held by SCP Private Equity Partners, L.P. and 13,570,918 shares issuable upon exercise of a warrant, and 11,271,206 shares held by CIP Capital, L.P. Also includes options which are exercisable within 60 days of September 21, 1999 for 27,776 shares. Mr. Brown is President of SCP Private Equity Partners, L.P. and Managing Director of CIP Capital, L.P. Mr. Brown disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

 (8) Includes (a) 51,611,826 shares held by The P/A Fund, L.P. and 542,831 shares issuable upon exercise of a warrant, (b) 18,028,290 shares held by Fostin Capital Associates II, and (c) 105,730,501 shares held by Adams Capital Management, L.P. and 3,257,020 shares issuable upon exercise of a warrant. Also includes options which are exercisable within 60 days of September 21, 1999 for 27,776 shares. Mr. Adams is the President of Adams Capital Management which manages the assets of Fostin Capital Corp. which is a general partner Adams Capital Management, L.P. and of Fostin Capital Partners II, which is a general partner of The P/A Fund, L.P. Mr. Adams is also Vice President of Fostin Capital Corp. Mr. Adams disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

 (9) Includes 142,415,957 shares held by Tandem PCS Investments, LP and 10,856,734 shares issuable upon exercise of a warrant. Also includes options which are exercisable within 60 days of September 21, 1999 for 27,776 shares. Mr. Coffey is a Managing Member of the Special Limited Partner of Tandem PCS Investments, LP. Mr. Coffey disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(10) Includes (a) 65,249,861 shares held by APA Excelsior III, L.P. and 757,805 shares issuable upon exercise of a warrant, (b) 24,866,349 shares held by Coutts & Co. (Jersey), Ltd., Custodian for APA Excelsior III/Offshore, L.P. and 288,789 shares issuable upon exercise of a warrant, (c) 3,414,458 shares held by CIN Venture Nominees, Ltd. and 39,084 shares issuable upon exercise of a warrant, and (d) 51,611,826 shares held by The P/A Fund, L.P., which is co-managed by APA Pennsylvania Partners II and Fostin Capital Partners II (see footnotes 2 and 8), and 542,831 shares issuable upon exercise of a warrant. Also includes options which are exercisable within 60 days of September 21, 1999 for 27,776 shares. Mr. Chefitz is a Senior Vice President of Patricof & Co. Venture, Inc., which acts as the investment manager for CIN Venture Nominees, Ltd. Mr. Chefitz disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(11) Includes 111,885,712 shares held by HVFM-I, L.P., and 3,257,020 shares issuable upon exercise of a warrant. Also includes options which are exercisable within 60 days of September 21, 1999 for 27,776 shares. Mr. Mullins is the President and one of two directors of Venture First Associates of Melbourne, Inc. the general partner of HVFM-I, L.P. Mr. Mullins disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(12) Includes 100 shares held by Mr. Hamilton and options exercisable immediately for 8,018,233 shares.

(13) Includes 13,635 shares held by Mr. Ehley, options exercisable immediately for 2,707,640 shares and options exercisable within 60 days of September 21, 1999 for 18,381 shares.

(14) Includes 1,304,832 shares held by Mr. Harrison, options exercisable immediately for 87,500 shares, options exercisable within 60 days of September 21, 1999 for 27,776 shares and 58,718 shares issuable upon exercise of a warrant.

(15) Includes 507,692 shares held by Mr. DeMaeyer, options exercisable immediately for 330,000 shares and options exercisable within 60 days of September 21, 1999 for 27,776 shares.

                              CERTAIN TRANSACTIONS

COMPANY FORMATION AND SERIES A FINANCING

     Harris Corporation acquired an interest in the Company through HVFM-I, L.P. in exchange for a contribution of capital and proprietary technology.

     In 1994 and early 1995, we raised approximately $11.9 million in gross proceeds from the sale of units of our stock to six investors: The P/A Fund, L.P. f/k/a APA/Fostin Pennsylvania Venture Capital Fund II, Fostin Capital Associates II, HVFM-I, L.P., APA Excelsior III, L.P., Coutts & Co. (Jersey), Ltd., Custodian for APA Excelsior III/Offshore, L.P., and CIN Venture Nominees, Ltd. (an affiliate and nominee of Excelsior III, L.P.). These six investors paid $1.00 for each unit, which consisted of one share of Non-Voting Redeemable Preferred Stock, Series A and one share of common stock.

     The following directors are affiliated with these investors:

     - Joel P. Adams as President of Adams Capital Management manages the investments in our company that were made by The P/A Fund, L.P. and Fostin Capital Associates II and is a general partner of Fostin Capital Partners II, a general partner of The P/A Fund, L.P.;

     - Mr. Adams is also a stockholder and officer of Fostin Capital Corp., a general partner of Fostin Capital Associates II;

     - Mr. Mullins is a stockholder, director and President of Venture First Associates of Melbourne, the general partner of HVFM-I, L.P.; and

     - Robert M. Chefitz is a General Partner and Vice President of Patricof & Co. Ventures, Inc., which manages investments of The P/A Fund, L.P., APA Excelsior III, L.P., Coutts & Co. (Jersey), Ltd., Custodian for APA Excelsior III/Offshore, L.P., and CIN Venture Nominees, Ltd.

     On January 26, 1995, pursuant to a recapitalization, the six investors listed above exchanged their shares of Non-Voting Redeemable Preferred Stock, Series A on a one-for-one basis for shares of our Series A Preferred Stock.

SERIES B FINANCING

     In early 1995, we raised approximately $15.8 million in gross proceeds from the sale of our Series B Preferred Stock to 18 investors, at a purchase price of $4.883818833 per share. In connection with Motorola Inc.'s purchase of shares of Series B Preferred Stock, we entered into an OEM and Patent and License Option Agreement under which we granted Motorola nonexclusive options to purchase 25 pre-commercial versions of our AdaptaCell base station and other products and components designed or manufactured by us. Also, under the agreement:

     - Motorola has the option to acquire a worldwide, nonexclusive, royalty-free license under any two of our patents (for manufacture of designs by Motorola, but not for access to or copying of our designs);

     - in the event of a potential merger, consolidation or sale of our company, we have the right to require Motorola to either exercise its options or to cancel its options in exchange for a payment of $1 million per option;

     - with respect to possible infringement of our respective digital base station transceiver patents, each of us agreed not to enjoin the other and to attempt dispute resolution, including negotiation of nonexclusive license agreements in good faith, before resorting to litigation; and

     - Motorola may receive discounts on nonexclusive royalty-bearing licenses from us.

SERIES C FINANCING

     In July 1995, we raised an aggregate of approximately $30.0 million in gross proceeds from the sale of shares of our Series C Preferred Stock to 102 investors, at a purchase price of $6.00 per share.

SERIES D FINANCING

     In April 1997, we raised approximately $8.9 million in gross proceeds from the sale of Series D Preferred Stock to 66 investors, at a purchase price of $1.10 per share. Substantially all of these funds were invested by existing Series A, Series B and Series C Preferred stockholders, including HVFM-I, L.P., The P/A Fund, L.P., Fostin Capital Associates II, APA, Excelsior III, L.P., Coutts & Co. (Jersey) Ltd., Custodian for APA Excelsior III/Offshore, L.P. and CIN Venture Nominees, Ltd.

1997 BRIDGE FINANCING

     On August 8, 1997, we closed on a 60 day $2 million secured bridge loan from certain existing holders of our Series A Preferred Stock as follows: APA Excelsior III, L.P. ($398,857); Coutts & Co. (Jersey) Ltd., Custodian for APA Excelsior III/Offshore, L.P. ($152,000); CIN Venture Nominees, Ltd. ($20,572); The P/A Fund, L.P. ($285,714); Fostin Capital Associates II, APA ($142,857); and HVFM-I, L.P. ($1 million). The loans were evidenced by convertible promissory notes that were secured by a first priority security interest in all our assets and accrued interest at 16% per annum. The principal under these notes was automatically converted into $2 million of shares of Series E Preferred Stock upon the initial closing of the offering of Series E Preferred Stock described below and the security interests were terminated.

SERIES E FINANCING

     In the second half of 1997, we raised approximately $15.3 million in gross proceeds from the sale of shares of Series E Preferred Stock to 49 investors, at a per share purchase price of $.035619838954. A significant portion of the funding was provided by existing holders of Series A, B, C and D Preferred Stock, including HVFM-I, L.P., The P/A Fund, L.P., Fostin Capital Associates II, APA Excelsior III, L.P., Coutts & Co. (Jersey) Ltd., Custodian for APA Excelsior III/Offshore, L.P., and CIN Venture Nominees, Ltd. In addition to the investments by then-existing stockholders, SCP Private Equity Partners, L.P. and CIP Capital, L.P. invested in Series E Preferred Stock. James Brown, one of our directors, is a Partner of SCP and Managing Director of CIP.

     The initial closing of the Series E Offering (including the sale of $6 million of Series E Preferred Stock and the sale of the note and warrant to Harris Corporation, as described below) was consummated on September 15, 1997. At this initial closing we sold to Harris Corporation a $4 million Senior Secured Convertible Promissory Note which was convertible into 112,296,970 shares of Series E Preferred Stock. This note accrued interest at 8% and was secured by a first priority security interest in all of our assets. On August 28, 1998, Harris Corporation elected to convert this note into 112,296,970 shares of Series E Preferred Stock and the security interests were terminated. We also issued Harris Corporation a warrant to purchase an additional 11,229,697 shares of Series E Preferred Stock. Following this offering, the warrant by its terms becomes exercisable for the same number of our common shares.

     Harris Corporation is the principal investor and limited partner of HVFM-I, L.P., a holder of shares of Series A, D, E, F and G Preferred Stock, common stock, and one of the June 1999 convertible promissory notes described below. Harris Corporation has represented in writing to us that it does not control or manage HVFM-I, L.P. Nevertheless, Mr. Mullins, a director of our company and a director and President of Venture First, the general partner of HVFM-I, L.P., abstained from the board of director votes approving our transactions with Harris Corporation.

SERIES F FINANCING

     In late 1998, we raised approximately $15.6 million in gross proceeds from the sale of Series F Preferred Stock to 31 investors, at a per share purchase price of $0.05526523774. The lead investor in the Series F Offering was Tandem PCS Investments, L.P. with the remainder of the funding being provided by existing stockholders, including HVFM-I, L.P., The P/A Fund, L.P., Fostin Capital Associates II, APA Excelsior III, L.P., Coutts & Co. (Jersey) Ltd., Custodian for APA Excelsior III/Offshore, L.P. and CIN Venture Nominees, Ltd. Richard G. Coffey, one of our directors, is a Managing Member of the Special Limited Partner of Tandem PCS Investments, L.P.

1999 BRIDGE FINANCING

     In early June 1999, we closed on loans in an aggregate amount of $800,000 from certain existing stockholders or related affiliates as follows: The P/A Fund, L.P., APA Excelsior III, L.P., Coutts & Co. (Jersey) Ltd., Custodian for APA Excelsior III/Offshore, L.P. and CIN Venture Nominees, Ltd. ($200,000); HVFM-I, L.P. ($200,000); Adams Capital Management, L.P. ($200,000); and SCP Private Equity Partners ($200,000). The loans were evidenced by demand promissory notes and accrued interest at the prime rate plus 2% per annum. The demand notes were canceled and exchanged for convertible promissory notes as part of the initial closing of our convertible promissory notes and warrant offering.

     In mid-June 1999, we closed on $6.0 million of convertible promissory notes along with warrants to purchase approximately 32.6 million shares of our common stock. In July and August 1999, we closed on an additional $338,187 of convertible promissory notes along with warrants to purchase approximately 1.8 million shares of our common stock. All of the warrants had an exercise price of $0.05526523774 per share. The purchasers of the convertible promissory notes and warrants, all of whom are existing stockholders, invested in this offering as follows: SCP Private Equity Partners ($2.5 million); Adams Capital Management, Inc. ($600,000); The P/A Fund, L.P., APA Excelsior III, L.P., Coutts & Co. (Jersey) Ltd., Custodian for APA Excelsior III/Offshore, L.P. and CIN Venture Nominees, Ltd. ($300,000); HVFM-I, L.P. ($600,000); Tandem PCS Investments, L.P. ($2 million), and other existing investors ($338,187). The convertible promissory notes were secured by a security interest in all of our assets.

     The principal and accrued interest under the outstanding convertible promissory notes was automatically converted into shares of Series G Preferred Stock upon the closing of the Series G financing.

SERIES G FINANCING

     In September 1999, we raised $30.0 million in gross proceeds from the sale of Series G Preferred Stock to 45 investors, at a per share purchase price of $0.13, including conversion of principal and accrued interest under $6.3 million of the convertible promissory notes issued in the 1999 bridge financing. The lead outside investors in the Series G offering were Mellon Ventures, Inc., Peak Telecommunications Investments, LLC and Peak Telecommunications Investments II, LLC and Damac Investors Inc. and Damac Investors (III) Inc., and a substantial portion of the funding was provided by existing stockholders, including Tandem PCS Investments, L.P., HVFM-I, L.P., Adams Capital Management, L.P., SCP Private Equity Partners, The P/A Fund, L.P., APA Excelsior III, L.P., Coutts & Co. (Jersey) Ltd., Custodian for APA Excelsior III/Offshore, L.P. and CIN Venture Nominees, Ltd.

                          DESCRIPTION OF CAPITAL STOCK

     Under our Fifth Amended and Restated Certificate of Incorporation, our authorized capital stock consists of 1,648,333,055 shares of common stock and 1,195,542,737 shares of preferred stock. No other class of capital stock is authorized. Under our Sixth Amended and Restated Certificate of Incorporation, which will be adopted prior to the closing of this offering, our authorized
capital stock will consist of            shares of common stock and 10,000,000
shares of preferred stock. No other class of capital stock will be authorized. The following information relates only to our Sixth Amended and Restated Certificate of Incorporation.

COMMON STOCK

     Upon the closing of this offering, we expect to have 1,109,523,226 shares of common stock issued and outstanding, excluding the shares sold in the offering. All of the issued and outstanding common stock will be fully paid and nonassessable.

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. As of the date of this prospectus, there are 179 holders of record of our common stock. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of common stock are entitled to receive dividends when, as, and if declared by the board of directors out of legally available funds. Upon liquidation or dissolution, the holders of common stock will be entitled to share ratably in the assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no conversion, sinking fund, redemption, preemptive or subscription rights. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

PREFERRED STOCK

     We have 10,000,000 shares of undesignated preferred stock authorized for issuance. Upon the closing of the offering, no shares of preferred stock will be issued and outstanding.

     Our board of directors may, without further action by our stockholders, from time to time direct the issuance of preferred stock in one or more series, and may, at the time of issuance, fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and the designation thereof. We have no present plans to issue any shares of preferred stock.

WARRANTS

     Warrants issued to Harris Corporation on September 12, 1997 entitle Harris Corporation to purchase 11,229,697 shares of our common stock for $0.035619838954 per share. Such warrants are currently exercisable and expire on September 12, 2002.

     In June and July 1999, we issued warrants to purchase up to 34,406,005 shares of common stock in connection with our sale of $6.3 million of our convertible promissory notes and warrants. The exercise price for the warrants is $0.05526523774 per share. The warrants are currently exercisable and expire on June 10, 2009.

REGISTRATION RIGHTS

     After the 180 day period following the closing of this offering, the holders of 1,091,018,264 shares of common stock and holders of warrants to purchase 45,635,702 shares of common stock have rights to require us to register their shares for sale under the Securities Act. Under two separate agreements with these stockholders, if we propose to register any of our securities for sale, either for our own account or for the account of another holder exercising registration rights, these stockholders are entitled to include their shares in our registration. These stockholders have the right to demand that we register their shares on two occasions (under each agreement) on a form other than Form S-3 and on an unlimited number of additional occasions using Form S-3, if we are eligible to use Form S-3.

     All of the registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares included in a registration and to exclude holders' shares from a registration initiated by us for our account. We have agreed to pay the expenses of those registrations in most cases. We are not required to honor demands for registration within 180 days after the effective date of any registration statement and we can defer demand registration requests for up to 120 days if our board of directors determines that a registration would be detrimental to us.

ANTITAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Prior to the consummation of this offering, we will amend and restate our certificate of incorporation by filing our Sixth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. Some provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, even if doing so would be beneficial to our stockholders.

     Classified Board of Directors. Our amended and restated certificate of incorporation will provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. Holders of a majority of the outstanding shares of capital stock entitled to vote with respect to an election of directors will be able to remove directors only for cause. Vacancies on the board of directors may be filled by the remaining directors.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of our board of directors or one of its committees, of candidates for election as director as well as for other stockholder proposals to be considered at stockholders' meetings. Notice of stockholder proposals and director nominations must be timely given in writing to our secretary prior to the meeting at which the matters are to be acted upon or the directors are to be elected, and must contain certain information specified in the bylaws. For notice to be timely, we must receive it at our principal executive offices not less than 120 days prior to the anniversary date of the release of our proxy statement in connection with our immediately preceding annual meeting of stockholders. However, in the event no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 60 days before or after such anniversary date, notice by the stockholder in order to be timely must be received within a reasonable time before the solicitation is made.

     Blank Check Preferred. Our board of directors will have the authority to issue up to 10,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by our stockholders. The rights of the holders and the market value of our common stock may be adversely affected by the rights of the holders of any series of preferred stock that may be issued in the future. Furthermore, our board could, without stockholder approval, use our preferred stock to adopt a "poison pill" takeover defense mechanism.

     Delaware Anti-Takeover Statute. Upon the listing of our common stock on the Nasdaq National Market, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover statute. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a

"business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed matter. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in you receiving a premium over the market price for your shares of common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. Their telephone number is 212-509-4000.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding           shares
of common stock, or           shares if the underwriters' over-allotment option
is exercised in full, in each case excluding 45,635,702           shares
underlying warrants and 127,044,813 shares underlying outstanding options. Of
these shares, the           shares sold in this offering will be freely tradable
without restriction or further registration under the Securities Act except for any shares purchased by an "affiliate", which will be subject to the limitations of Rule 144 under the Securities Act. As defined in Rule 144 under the Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, is controlled by or is under common control with such issuer. The remaining outstanding shares of common stock will be "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. In addition, we and our executive officers and directors, and other holders of most of our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of any common stock or any securities convertible into or exchangeable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of Salomon Smith Barney. Immediately following this offering, the existing stockholders will own
1,109,523,226 restricted shares, representing approximately      %,      % if
the underwriters' over-allotment option is exercised in full, of the then outstanding shares of common stock. Our executive officers and directors will
own           shares.

     Prior to this offering, there has been no established market for our common stock and we can make no predictions about the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, may cause the market price for our common stock to decline.

RULE 144

     In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares for at least one year, including persons who are affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the then outstanding shares of our common stock,
       approximately           shares immediately after this offering; or

     - the reported average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person.

     Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements, and the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person, or persons whose shares must be aggregated, who has held restricted shares for a minimum of two years and who is not, and for three months prior to the sale of such shares has not been one of our affiliates is free to sell such shares immediately following this offering without regard to the volume, manner-of-sale, and certain other limitations contained in Rule 144. However, our transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of the shares. Upon completion of this offering holders of 15,814,195 shares are eligible to freely sell such shares under Rule 144(k).

REGISTRATION RIGHTS

     After the 180 day period following the closing of this offering, the holders of 1,091,018,264 shares of common stock, including 20,031,344 shares held by affiliates, and holders of warrants to purchase

45,635,702 shares, including 32,570,201 shares held by affiliates, of common stock have rights to require us to register their shares for sale under the Securities Act. See "Description of Capital Stock -- Registration Rights."

OPTIONS

     Options to acquire 127,044,813 shares of our common stock are outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock which are issuable upon exercise of stock options granted or to be granted under the 1999 Equity Incentive Plan. The filing of this registration statement will allow these shares, other than those held by members of management who are deemed to be affiliates, to be eligible for resale without restriction, subject to the lock-up period related to this offering, or further registration upon issuance to participants. After the effective date of the registration statement on Form S-8 and, if applicable, the expiration of the lock-up period related to this offering, shares purchased upon exercise of options granted pursuant to the 1999 Equity Incentive Plan generally will be available for resale in the public market by non-affiliates without restriction. Sales by our affiliates of shares registered on this registration statement are subject to all of the Rule 144 restrictions except for the one-year holding period requirement.

     In addition to possibly being able to sell option shares without restriction under a Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 under the Securities Act to sell shares of our common stock issued upon exercise of stock options beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to this offering. Our affiliates may also begin selling option shares beginning 90 days after the date of this prospectus but are subject to all of the Rule 144 restrictions except for the one-year holding period requirement and for the 180 day lock-up period related to this offering.

               UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. Holder. For the purpose of this discussion, a non-U.S. Holder is any holder that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

     - a citizen or resident of the U.S.;

     - a corporation or other entity taxable as a corporation and created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

     - an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. Holder's particular facts and circumstances, such as being a U.S. expatriate, and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. ACCORDINGLY, EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     We have never paid dividends on our common stock and do not expect to pay any cash dividends on our common stock for the foreseeable future. In the event, however, that we do pay dividends on our common stock, any dividend paid to a non-U.S. Holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a non-U.S. Holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. Holder are exempt from such withholding tax. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

     In addition to the graduated tax described above, dividends received by a corporate non-U.S. Holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     A non-U.S. Holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

     - the gain is effectively connected with a U.S. trade or business of the non-U.S. Holder (which gain, in the case of a corporate non-U.S. Holder, must also be taken into account for branch profits tax purposes);

     - the non-U.S. Holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

     - we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We have determined that we are not and do not believe that we will become a "United States real property holding corporation" for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a non-U.S. Holder at an address within the U.S. may be subject to backup withholding at a rate of 31% if the non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding generally will not apply to dividends paid to non-U.S. Holders at an address outside the U.S. on or prior to December 31, 2000 unless the payer has knowledge that the payee is a U.S. person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to non-U.S. Holders at an address outside the U.S. after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such non-U.S. Holder satisfies various certification requirements.

     Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-U.S. Holder of common stock outside the U.S. to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

     - a U.S. person;

     - a "controlled foreign corporation" for U.S. federal income tax purposes;
       or

     - a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business unless the broker has documentary evidence in its files of the holder's non-U.S. status and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-U.S. Holders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on an investment in our common stock. Those final Treasury Regulations generally are effective for payments made after December 31, 2000.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares set forth opposite the name of that underwriter.

                                                             NUMBER
                           NAME                             OF SHARES
                           ----                             ---------
Salomon Smith Barney Inc. ................................
Hambrecht & Quist LLC.....................................
Volpe Brown Whelan & Company, LLC.........................
                                                            ---------
Total.....................................................
                                                            =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of particular legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by their over-allotment option described below, if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Hambrecht & Quist LLC and Volpe Brown Whelan & Company, LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $
per share. The underwriters may allow, and such dealers may reallow, a discount
not in excess of $     per share on sales to certain other dealers. If all the
shares are not sold at the initial offering price, the underwriters may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to        additional shares of our
common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     We, our officers and directors and holders of most of our stock have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for the shares was determined by negotiation among us and the representatives. Among the factors considered in determining the initial public offering price were:

     - our record of operation;

     - our current financial condition;

     - our future prospects;

     - our markets;

     - the economic conditions in and future prospects for the industry in which we compete;

     - our management; and

     - currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us.

The prices at which the shares will sell in the public market after this offering may, however, be lower than the price at which they are sold by the underwriters. Additionally, an active trading market in our common stock may not develop and continue after this offering.

     We will apply to have our common stock included for quotation on the Nasdaq National Market under the symbol "ANCC".

     The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                NO EXERCISE      FULL EXERCISE
                                               --------------    --------------
Per share....................................  $                 $
Total........................................  $                 $

     In connection with this offering Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of shares made to prevent or retard a decline in the market price of the shares while this offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the shares to be higher than it would otherwise be in the open market in the absence of such transactions. Salomon Smith Barney Inc. may effect these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise and may discontinue them at any time.

     We estimate that our total expenses for this offering will be $          .

     The representatives or their respective affiliates may in the future perform various investment banking and advisory services for us from time to time, for which they will receive customary fees. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of our common stock and certain other legal matters related to this offering will be passed upon for us by Edwards & Angell, LLP (a limited liability partnership including professional corporations), Palm Beach, Florida. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The financial statements as of June 30, 1999 and December 31, 1998 and for the six-month period ended June 30, 1999 and the year ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements of AirNet Communications Corporation at December 31, 1997 and for each of the two years in the period ended December 31, 1997 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     On August 6, 1999, we engaged Deloitte & Touche LLP as our independent accountants for the fiscal year ended December 31, 1998 to replace Ernst & Young LLP, who we dismissed as our independent accountants effective August 5, 1999. The decision to change accountants was approved by our board of directors upon the recommendation of the audit committee.

     The reports of Ernst & Young on our financial statements for 1996 and 1997 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of our financial statements for the fiscal years ended December 31, 1996 and 1997, and in the subsequent interim period preceding the dismissal of Ernst & Young, except as disclosed in the following paragraph, there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make a reference to the matter in their report. During the two most recent fiscal years and subsequent interim period preceding the dismissal of Ernst & Young, we have not been advised of any matters described in Regulation S-K, Item 304(a)(1)(v) of the Securities Act.

     During 1999, we asked Ernst & Young for advice about the possibility of changing our revenue recognition policies for the year ending December 31, 1999 and thereafter. We expressed our opinion that revenue should be recognized upon shipment of our products. Ernst & Young informed us that we could not recognize revenue until all uncertainties about customer acceptance had been resolved pursuant to the requirements of AICPA SOP 97-2.

     Although the audit committee of our board of directors had preliminary discussions with Ernst & Young regarding our revenue recognition policies in a February 1999 meeting, neither the audit committee nor our board of directors had any subsequent discussions with Ernst & Young.

     We have not changed our revenue recognition policies.

     We authorized Ernst & Young to respond fully to the inquiries of Deloitte & Touche regarding our revenue recognition policies. We have requested that Ernst & Young furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with the above statements. A copy of such letter is filed as an exhibit to the registration statement which includes this prospectus.

     Prior to engaging Deloitte & Touche as our new independent accountants:

     - we requested advice from Deloitte & Touche concerning the revenue recognition issues referenced above. Deloitte & Touche did not provide us with advice.

     - we did not consult with Deloitte & Touche regarding the type of audit opinion that might be rendered by them or items that were or should have been subject to the AICPA's Statement on Auditing Standards No. 50, "Reports on the Application of Accounting Principles."

     We have requested that Deloitte & Touche review the above disclosures regarding our change in accountants and have given them the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission in which Deloitte & Touche may include new information, clarify our statements on the change in accountants or disclose the respects in which they disagree with the statements made by us in this prospectus regarding our change in accountants. If Deloitte & Touche elects to submit such a letter to the Securities and Exchange Commission, we will file the letter as an exhibit to the registration statement when received.

                             ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares offered in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, NW, Washington, DC 20549 and at the regional offices of the commission located at 75 Park Place, New York, New York 10007, and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of all or any portion of the registration statement may be obtained from the Commission at prescribed rates. In addition, the Commission maintains a web site that contains reports and other information that is filed through the Commission's EDGAR System. The web site can be accessed at http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

                       AIRNET COMMUNICATIONS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report on the Financial Statements as
  of June 30, 1999 and December 31, 1998 and for the
  Six-Month Period Ended June 30, 1999 and the Year Ended
  December 31, 1998.........................................   F-2
Report of Independent Auditors on the Financial Statements
  as of December 31, 1997 and for the Years Ended December
  31, 1997 and 1996.........................................   F-3
Balance Sheets at June 30, 1999, December 31, 1998 and
  1997......................................................   F-4
Statements of Operations for the Six-Month Periods Ended
  June 30, 1999 and June 30, 1998 (unaudited), and the Years
  Ended December 31, 1998, 1997, and 1996...................   F-5
Statements of Stockholders' Equity for the Six-Month Period
  Ended June 30, 1999 and Years Ended December 31, 1998,
  1997 and 1996.............................................   F-6
Statements of Cash Flows for the Six-Month Periods Ended
  June 30, 1999 and June 30, 1998 (unaudited) and the Years
  Ended December 31, 1998, 1997, and 1996...................   F-7
Notes to Financial Statements...............................   F-8

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AirNet Communications Corporation:

We have audited the accompanying balance sheets of AirNet Communications Corporation (the Company) as of June 30, 1999 and December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the six-month period ended June 30, 1999 and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the six-month period ended June 30, 1999 and the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Orlando, Florida
September 22, 1999

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
AirNet Communications Corporation

We have audited the accompanying balance sheet of AirNet Communications Corporation as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AirNet Communications Corporation at December 31, 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Ernst & Young LLP

Orlando, Florida
March 6, 1998

                       AIRNET COMMUNICATIONS CORPORATION

                                 BALANCE SHEETS
                  JUNE 30, 1999 AND DECEMBER 31, 1998 AND 1997

                                                                               DECEMBER 31,
                                                         JUNE 30,      ----------------------------
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................  $  9,731,725    $  7,580,482    $ 11,347,796
  Accounts receivable -- net of allowance for
     doubtful accounts of $1,515,100, $1,505,000 and
     $14,500 in 1999, 1998, and 1997, respectively...     3,609,614       3,010,106       1,588,196
  Inventories........................................     7,970,018       7,806,876       2,535,797
  Other..............................................       171,770         235,722         222,455
                                                       ------------    ------------    ------------
                                                         21,483,127      18,633,186      15,694,244
                                                       ------------    ------------    ------------
PROPERTY AND EQUIPMENT:
  Test equipment and other...........................     4,212,451       3,521,955       2,639,149
  Computer equipment.................................     3,234,780       3,145,589       3,005,011
  Software...........................................     1,917,969       1,850,625       1,665,231
  Office equipment, furniture, and fixtures..........       490,230         451,480         441,384
  Leasehold improvements.............................       450,548         450,548         447,732
                                                       ------------    ------------    ------------
                                                         10,305,978       9,420,197       8,198,507
  Accumulated depreciation...........................    (7,018,882)     (6,161,388)     (4,336,857)
                                                       ------------    ------------    ------------
                                                          3,287,096       3,258,809       3,861,650
                                                       ------------    ------------    ------------
OTHER LONG-TERM ASSETS...............................       147,562         124,592       1,137,954
                                                       ------------    ------------    ------------
                                                       $ 24,917,785    $ 22,016,587    $ 20,693,848
                                                       ============    ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable...................................  $  2,310,250    $  2,174,379    $  1,311,671
  Accrued compensation and related withholdings......       984,254         547,322         378,254
  Other accrued expenses.............................       145,270         261,095          67,462
  Current portion of long-term debt obligations......       473,452         358,637         524,582
  Customer deposits..................................     5,017,132       1,154,604              --
  Deferred revenues..................................     3,817,246       2,898,122       1,285,733
                                                       ------------    ------------    ------------
          Total current liabilities..................    12,747,604       7,394,159       3,567,702
                                                       ------------    ------------    ------------
NOTES PAYABLE AND OTHER LONG-TERM DEBT OBLIGATIONS...     5,986,754         159,415       4,142,950
                                                       ------------    ------------    ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stocks (aggregate liquidation values of
     $120,753,169 at June 30, 1999)..................     8,554,402       8,554,402       4,596,720
  Common stock, $.001 par value, 1,362,709,526 shares
     authorized, 28,144,700 shares issued and
     outstanding at June 30, 1999; 1,320,793,000
     shares authorized, 24,273,700 shares issued and
     outstanding at December 31, 1998; 858,237,220
     shares authorized, 17,285,262 shares issued and
     outstanding at December 31, 1997................        28,145          24,274          17,285
  Additional paid-in capital.........................    90,103,083      89,849,070      74,416,969
  Accumulated deficit................................   (92,502,203)    (83,964,733)    (66,047,778)
                                                       ------------    ------------    ------------
          Total stockholders' equity.................     6,183,427      14,463,013      12,983,196
                                                       ------------    ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........  $ 24,917,785    $ 22,016,587    $ 20,693,848
                                                       ============    ============    ============

                       See notes to financial statements.

                       AIRNET COMMUNICATIONS CORPORATION

                            STATEMENTS OF OPERATIONS
      SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND JUNE 30, 1998 (UNAUDITED),
               AND YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                       SIX-MONTH PERIODS ENDED
                                              JUNE 30,                      YEARS ENDED DECEMBER 31,
                                     ---------------------------   ------------------------------------------
                                         1999           1998           1998           1997           1996
                                     ------------   ------------   ------------   ------------   ------------
                                                    (UNAUDITED)
NET REVENUES.......................  $  4,373,227   $  2,311,916   $  4,462,001   $  1,602,994   $  1,077,017
COST OF REVENUES...................     2,912,271      1,653,745      2,867,076        970,786        664,908
                                     ------------   ------------   ------------   ------------   ------------
          Gross profit.............     1,460,956        658,171      1,594,925        632,208        412,109
                                     ------------   ------------   ------------   ------------   ------------
OPERATING EXPENSES:
  Research and development.........     7,194,371      5,637,156     13,134,459     11,748,770     20,887,554
  Sales and marketing..............     1,755,875      1,220,012      2,709,453      1,107,410      2,170,996
  General and administrative.......     1,139,016      1,071,791      3,749,773      5,000,168      6,293,253
  Loss (gain) on disposal or
     write-down of property and
     equipment.....................         2,242             --         (4,986)         3,722      1,052,572
                                     ------------   ------------   ------------   ------------   ------------
          Total costs and
            expenses...............    10,091,504      7,928,959     19,588,699     17,860,070     30,404,375
                                     ------------   ------------   ------------   ------------   ------------
LOSS FROM OPERATIONS...............    (8,630,548)    (7,270,788)   (17,993,774)   (17,227,862)   (29,992,266)
                                     ------------   ------------   ------------   ------------   ------------
OTHER INCOME (EXPENSE):
  Interest income..................       137,836        210,752        430,191        229,793        872,459
  Interest expense.................       (32,577)      (262,614)      (373,242)      (233,495)       (13,864)
  Other -- net.....................       (12,181)         5,870         19,870         (4,918)       (40,585)
                                     ------------   ------------   ------------   ------------   ------------
                                           93,078        (45,992)        76,819         (8,620)       818,010
                                     ------------   ------------   ------------   ------------   ------------
NET LOSS...........................    (8,537,470)    (7,316,780)   (17,916,955)   (17,236,482)   (29,174,256)
PREFERRED DIVIDENDS................     3,398,059      2,611,415      5,616,152      4,095,453      3,455,838
                                     ------------   ------------   ------------   ------------   ------------
NET LOSS ATTRIBUTABLE TO COMMON
  STOCKHOLDERS.....................  $(11,935,529)  $ (9,928,195)  $(23,533,107)  $(21,331,935)  $(32,630,094)
                                     ============   ============   ============   ============   ============
LOSS PER COMMON SHARE, BASIC AND
  DILUTED:
  Net loss.........................  $      (0.34)  $      (0.41)  $      (0.91)  $      (1.17)  $      (2.12)
                                     ============   ============   ============   ============   ============
  Net loss attributable to common
     stockholders..................  $      (0.48)  $      (0.56)  $      (1.19)  $      (1.45)  $      (2.37)
                                     ============   ============   ============   ============   ============
SHARES USED IN CALCULATING BASIC
  AND DILUTED LOSS PER COMMON
  SHARE............................    25,030,043     17,678,713     19,774,357     14,699,920     13,741,020
                                     ============   ============   ============   ============   ============

                       See notes to financial statements.

                       AIRNET COMMUNICATIONS CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      SIX-MONTH PERIOD ENDED JUNE 30, 1999
               AND YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                        PREFERRED STOCKS            COMMON STOCK        ADDITIONAL
                                    ------------------------   ----------------------     PAID-IN     ACCUMULATED
                                      SHARES        AMOUNT       SHARES      AMOUNT       CAPITAL       DEFICIT         TOTAL
                                    -----------   ----------   ----------   ---------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1995......   20,170,642   $  201,706   13,166,913   $ 131,669   $55,109,349   $(19,637,040)  $ 35,805,684
  Exercise of common stock
    options.......................           --           --      891,725       8,917        43,817             --         52,734
  Net loss........................           --           --           --          --            --    (29,174,256)   (29,174,256)
                                    -----------   ----------   ----------   ---------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1996......   20,170,642      201,706   14,058,638     140,586    55,153,166    (48,811,296)     6,684,162
  Issuance of Series D preferred
    stock.........................    8,174,049       81,740           --          --     8,294,302             --      8,376,042
  Issuance of Series E preferred
    stock.........................  431,327,408    4,313,274           --          --    10,703,294             --     15,016,568
  Exercise of common stock
    options.......................           --           --    3,226,624      13,094        17,515             --         30,609
  Change of par value to $.001 per
    share.........................           --           --           --    (136,395)      136,395             --             --
  Issuance of warrants............           --           --           --          --       112,297             --        112,297
  Net loss........................           --           --           --          --            --    (17,236,482)   (17,236,482)
                                    -----------   ----------   ----------   ---------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1997......  459,672,099    4,596,720   17,285,262      17,285    74,416,969    (66,047,778)    12,983,196
  Issuance of Series F preferred
    stock.........................  283,471,155    2,834,712           --          --    12,567,498             --     15,402,210
  Exercise of common stock
    options.......................           --           --    6,988,438       6,989        21,886             --         28,875
  Conversion of note to Series E
    preferred stock...............  112,296,970    1,122,970           --          --     2,842,717             --      3,965,687
  Net loss........................           --           --           --          --            --    (17,916,955)   (17,916,955)
                                    -----------   ----------   ----------   ---------   -----------   ------------   ------------
BALANCE AT DECEMBER 31, 1998......  855,440,224    8,554,402   24,273,700      24,274    89,849,070    (83,964,733)    14,463,013
  Exercise of common stock
    options.......................           --           --    3,871,000       3,871        10,714             --         14,585
  Issuance of warrants............           --           --           --          --       243,299             --        243,299
  Net loss........................           --           --           --          --            --     (8,537,470)    (8,537,470)
                                    -----------   ----------   ----------   ---------   -----------   ------------   ------------
BALANCE AT JUNE 30, 1999..........  855,440,224   $8,554,402   28,144,700   $  28,145   $90,103,083   $(92,502,203)  $  6,183,427
                                    ===========   ==========   ==========   =========   ===========   ============   ============

                       See notes to financial statements.

                       AIRNET COMMUNICATIONS CORPORATION

                            STATEMENTS OF CASH FLOWS
      SIX-MONTH PERIODS ENDED JUNE 30, 1999 AND JUNE 30, 1998 (UNAUDITED),
               AND YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                SIX-MONTH PERIODS ENDED
                                                       JUNE 30,                     YEARS ENDED DECEMBER 31,
                                               -------------------------   ------------------------------------------
                                                  1999          1998           1998           1997           1996
                                               -----------   -----------   ------------   ------------   ------------
                                                             (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss...................................  $(8,537,470)  $(7,316,780)  $(17,916,955)  $(17,236,482)  $(29,174,256)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization............      865,509       874,655      1,919,061      1,959,758      2,087,694
    Provision for losses on accounts
       receivable............................       10,100            --      1,490,500             --             --
    Write down for inventory obsolescence....       24,235        14,096        187,802        569,414      5,646,823
    Loss (gain) on disposal and write-down of
       fixed assets..........................        2,242            --         (4,986)         3,722      1,052,572
    Changes in operating assets and
       liabilities:
       Accounts receivable...................     (609,609)     (419,892)    (2,027,282)    (1,386,742)       456,273
       Inventory.............................     (187,377)     (228,157)    (5,458,881)    (1,650,453)    (4,043,284)
       Other current assets..................       63,952       (15,975)      (101,324)       (41,088)        54,580
       Other long-term assets................      (22,970)       62,467        128,234       (712,085)       112,492
       Accounts payable......................      135,871      (124,756)       862,708       (598,641)       853,587
       Accrued expenses......................      321,107       329,338        362,701       (116,789)    (2,069,541)
       Customer deposits.....................    3,862,529       105,195      1,154,604             --       (132,238)
       Deferred revenue......................      919,124    (1,117,497)     1,612,389      1,285,733             --
                                               -----------   -----------   ------------   ------------   ------------
         Net cash used in operating
           activities........................   (3,152,757)   (7,837,306)   (17,791,429)   (17,923,653)   (25,155,298)
                                               -----------   -----------   ------------   ------------   ------------
INVESTING ACTIVITIES -- Cash paid for
  property and equipment.....................     (351,310)     (170,134)      (855,175)    (1,324,427)    (2,366,828)
                                               -----------   -----------   ------------   ------------   ------------
FINANCING ACTIVITIES:
  Net proceeds from issuance of long-term
    borrowings...............................    6,000,000            --             --      3,909,539             --
  Net proceeds from issuance of preferred and
    common stocks and warrants...............       14,585         4,779     15,431,085     23,535,516         52,734
  Principal payments on capital lease
    obligations..............................     (359,275)     (245,097)      (551,795)      (427,009)      (443,058)
                                               -----------   -----------   ------------   ------------   ------------
         Net cash provided by (used in)
           financing activities..............    5,655,310      (240,318)    14,879,290     27,018,046       (390,324)
                                               -----------   -----------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN CASH..............    2,151,243    (8,247,758)    (3,767,314)     7,769,966    (27,912,450)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD.....................................    7,580,482    11,347,796     11,347,796      3,577,830     31,490,280
                                               -----------   -----------   ------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...  $ 9,731,725   $ 3,100,038   $  7,580,482   $ 11,347,796   $  3,577,830
                                               ===========   ===========   ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the period for interest...  $    32,577   $   262,614   $    373,242   $    233,495   $     13,864
                                               ===========   ===========   ============   ============   ============

  No amounts were paid for income taxes during any of the periods presented.

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES:
  Property and equipment acquired under
    capital lease obligations................  $   544,728   $    23,959   $    368,002   $         --   $  1,435,228
                                               ===========   ===========   ============   ============   ============
  Capital stock issued in exchange for
    cancelation of long-term obligations.....  $        --   $        --   $  3,965,687   $         --   $         --
                                               ===========   ===========   ============   ============   ============
  Issuance of warrants in connection with
    bridge financing.........................  $   243,299
                                               ===========

                       See notes to financial statements.

                       AIRNET COMMUNICATIONS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- AirNet Communications Corporation (the Company or AirNet) is engaged in the design, development, manufacture, and installation of broadband, software-defined base stations, base station controllers, and related wireless infrastructure components for wireless telecommunications in the Global Systems for Mobile Communications (GSM) market. The Company was founded in 1994 and is incorporated in the state of Delaware.

     Development Stage Enterprise -- Prior to January 1, 1998, the Company was considered a development stage company under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development-Stage Enterprises, issued by the Financial Accounting Standards Board (FASB), as the Company's operations principally involved research, development and refinement of the product and production process, and other business planning activities from which it was not deriving significant revenues. The total deficit accumulated during the development stage was $66,047,778.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Vulnerability Due to Certain Concentrations and Other Risks -- The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral on accounts receivable; hence, the accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. Customers are billed as contractual milestones are met, including deposits of up to 50% of the contracted amount at the inception of the contract. However, collection of the entire amounts due under the Company's contracts to date have lagged behind shipment of products due to the substantial time period between shipment and the fulfillment of post-shipment contractual obligations. As of June 30, 1999 and December 31, 1998 and 1997, two customers represented 91 percent, 97 percent, and 100 percent, respectively, of accounts receivable, with one customer representing 69 percent, 58 percent, and 56 percent, respectively, of accounts receivable.

     The Company's customers are comprised primarily of cellular service providers. To date, all of the Company's sales have been to customers in the United States, wherein communications are subject to the regulations imposed by the U.S. Federal Communications Commission.

     The Company's future results of operations involve a number of significant risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on key personnel, dependence on a limited number of customers, ability to design new products, product obsolescence, ability to generate consistent sales, ability to finance research and development, government regulation, technological innovations and acceptance, competition, reliance on certain vendors, credit and risks associated with the Year 2000.

     Long-Lived Assets -- At January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of (Statement 121), which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent the estimated future cash flows (undiscounted and without interest) attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss is recognized. The amount of the loss is measured by the difference between the asset carrying value and its fair value less costs to sell. As a result of the adoption of Statement 121, the Company recorded an impairment loss on analog-based

                       AIRNET COMMUNICATIONS CORPORATION
equipment in the amount of approximately $812,000 in 1996. No impairment losses were recorded in 1997, 1998, or the six-month period ended June 30, 1999.

     Comprehensive Income -- In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (Statement 130), effective for fiscal years beginning after December 15, 1997. Statement 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company adopted Statement 130 in 1998; however, there were no changes in equity during 1998 and for the six-month period ended June 30, 1999 exclusive of investments by owners and losses from operations. As such, the comprehensive loss for all periods presented is equal to the amount shown on the statement of operations as net loss.

     Stock-Based Compensation -- In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement 123), effective for fiscal years beginning after December 15, 1995. Statement 123 requires expanded disclosures of stock-based compensation arrangements and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB 25 to its employee stock-based compensation awards. (See Note 6 for the effect on net loss if the Company had applied the fair value method as prescribed by Statement 123.)

     Financial Instruments -- The carrying amounts reported in the balance sheet under cash and cash equivalents, accounts receivable, accounts payable and notes payable approximate fair value due to the immediate or short-term maturity of these financial instruments.

     Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties and matters of judgement and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

     Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of June 30, 1999, the Company had cash and cash equivalent balances totaling $9,431,725 in financial institutions, which were in excess of federally insured amounts. The Company's policy is to invest excess funds in only well capitalized financial institutions.

     Inventory -- Inventory is valued at the lower of cost (determined by the first-in, first-out basis) or market. Inventories are reviewed periodically and items considered to be slow moving or obsolete are written down to their estimated net realizable value. Finished goods delivered to customers are recorded in inventory until the related revenue is recognized.

     Property and Equipment -- Property and equipment is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which ranges from two to five years. Assets held under capital leases and leasehold improvements are amortized over the life of the related leases and the amounts are included in depreciation.

     Intangible Assets -- On January 18, 1994, the Company capitalized $440,289 of patent costs transferred by an initial investor to the Company in exchange for 440,301 shares of the Company's

                       AIRNET COMMUNICATIONS CORPORATION

Series A nonvoting convertible cumulative preferred stock and 439,102 shares of common stock. Recoverability of the intangible asset was assessed using estimated undiscounted cash flows of related operations. The intangible asset was amortized over five years using the straight-line method, and as such, was fully amortized in 1998. The unamortized balance of the intangible asset prior to 1998 is included in Other Long-Term Assets on the accompanying balance sheet as of December 31, 1997.

     Revenue Recognition -- Revenue from product sales is recognized after delivery and resolution of any uncertainties regarding satisfaction of all significant terms and conditions of the customer contract. Given the Company's limited operating history, such uncertainties have been considered resolved to date when the customer has either placed the products in service or completed specified testing procedures. Resolution of such uncertainties is partly dependent on factors outside of the Company's control. Revenues on products shipped, which have not met the foregoing conditions, are deferred until such time that the conditions are satisfied. Historically, the time period over which satisfaction of such conditions has occurred has varied widely and has been substantial. Sales of the Company's products are not subject to right of return. Sales of services are recognized at the time of performance.

     Warranty and Customer Support -- The Company typically warrants its products against defects in materials and workmanship for a period of one year from the date of revenue recognition. A provision for estimated future warranty and customer support is recorded when revenue is recognized. To date, warranty and customer support costs have not been material.

     Research and Development Expenses -- Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. These expenses include continued product development and engineering support costs for test development and technical services.

     Income Taxes -- The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that the change in the rate is enacted.

     Loss per Share -- Basic loss per share is computed by dividing the net loss and the net loss attributable to common stockholders by the weighted average number of common shares outstanding. The Company has incurred losses since inception. Net loss attributable to common stockholders is computed by adding dividends accrued but unpaid on cumulative preferred stocks to the net loss reported. Diluted net loss per share

                       AIRNET COMMUNICATIONS CORPORATION
equals basic net loss per share for all periods reported since potential common shares are anti-dilutive. A reconciliation of the components used in computing basic and diluted net loss per share follows:

                                   SIX-MONTH PERIODS ENDED                  YEARS ENDED
                                          JUNE 30,                         DECEMBER 31,
                                  -------------------------   ---------------------------------------
                                     1999          1998          1998          1997          1996
                                  -----------   -----------   -----------   -----------   -----------
                                                (UNAUDITED)
Net loss........................  $ 8,537,470   $ 7,316,780   $17,916,955   $17,236,482   $29,174,256
                                  -----------   -----------   -----------   -----------   -----------
Plus preferred dividends:
  Series A......................      354,627       354,627       709,254       709,254       709,254
  Series B......................      473,292       473,292       946,584       946,584       946,584
  Series C......................      900,000       900,000     1,800,000     1,800,000     1,800,000
  Series D......................      269,744       269,744       539,487       404,615            --
  Series E......................      773,752       613,752     1,307,505       235,000            --
  Series F......................      626,644            --       313,322            --            --
                                  -----------   -----------   -----------   -----------   -----------
                                    3,398,059     2,611,415     5,616,152     4,095,453     3,455,838
                                  -----------   -----------   -----------   -----------   -----------
Net loss attributable to common
  stockholders..................  $11,935,529   $ 9,928,195   $23,533,107   $21,331,935   $32,630,094
                                  ===========   ===========   ===========   ===========   ===========
Weighted average common shares
  outstanding...................   25,030,043    17,678,713    19,774,357    14,699,920    13,741,020
                                  ===========   ===========   ===========   ===========   ===========
Basic and diluted net loss per
  share.........................  $     (0.48)  $     (0.56)  $     (1.19)  $     (1.45)  $     (2.37)
                                  ===========   ===========   ===========   ===========   ===========

     For the above-mentioned periods, the Company had securities outstanding that could potentially dilute earnings per share in the future but were excluded from the computation of diluted net loss per share in the periods presented since their effect would have been anti-dilutive. The potential number of common shares into which these outstanding securities are convertible are as follows:

                                SIX-MONTH PERIODS ENDED                    YEARS ENDED
                                       JUNE 30,                           DECEMBER 31,
                              ---------------------------   -----------------------------------------
                                  1999           1998           1998           1997          1996
                              ------------   ------------   ------------   ------------   -----------
                                             (UNAUDITED)
Convertible preferred
  stocks....................   848,309,931    452,541,807    848,309,931    452,541,807    13,040,350
Outstanding options.........    55,881,971     12,636,611     18,161,488      7,050,719            --
                              ------------   ------------   ------------   ------------   -----------
Total.......................   904,191,902    465,178,418    866,421,419    459,592,526    13,040,350
                              ============   ============   ============   ============   ===========
Weighted average exercise
  price of options..........  $       0.03   $       0.02   $       0.02   $       0.01   $        --
                              ============   ============   ============   ============   ===========

     Reclassifications -- Certain 1997 and 1996 balances have been reclassified in order to conform to the 1998 and 1999 financial statement presentation.

                       AIRNET COMMUNICATIONS CORPORATION

2. INVENTORY

     Inventory consists of the following:

                                                                     DECEMBER 31,
                                                  JUNE 30,     ------------------------
                                                    1999          1998          1997
                                                 ----------    ----------    ----------
Raw materials..................................  $4,051,815    $4,589,729    $1,516,017
Work in process................................     975,225       987,515       191,745
Finished goods delivered to customers..........   2,942,978     2,229,632       828,035
                                                 ----------    ----------    ----------
                                                 $7,970,018    $7,806,876    $2,535,797
                                                 ==========    ==========    ==========

3. SENIOR SECURED CONVERTIBLE PROMISSORY NOTE PAYABLE

     On September 12, 1997, the Company entered into a Convertible Note and Warrant purchase agreement with Harris Corporation (Harris), pursuant to which Harris purchased a secured convertible promissory note and a warrant for $4,000,000. The Harris note was secured by all assets of the Company and bears interest at an annual rate of 8 percent. The Harris note was convertible into 112,296,970 shares of the Company's Series E voting cumulative preferred stock, and the Harris warrant was exercisable for the purchase of an additional 11,229,697 shares of Series E voting cumulative preferred stock at a warrant exercise price of $0.036 per share. The warrant expires on September 12, 2002. The fair value of the Harris warrant was calculated at $112,297 at the date of grant using the minimum valuation model. This fair value was accounted for as a discount on the note, and was being amortized over the life of the note.

     Harris exercised its right of conversion of the note in September 1998 and received 112,296,970 shares of the Company's Series E voting convertible preferred stock and the note was canceled. The warrant remained outstanding at June 30, 1999.

4. BRIDGE FINANCING

     Through a private placement in June 1999, the Company issued $6,000,000 of securities comprised of convertible promissory notes (Bridge Notes) with attached warrants (the Bridge Warrants). The investors are also preferred stockholders. The Bridge Notes, which mature on December 11, 2000, bear interest at a rate of prime plus 2 percent (9.75 percent at June 30, 1999), payable upon maturity. The Bridge Notes are collateralized by a security interest in all assets of the Company, subordinated to a first lien for any debt incurred to finance receivables and inventory. The conversion feature of the Bridge Notes is automatically initiated in the event that the Company closes on a private financing of at least $10 million or closes on an initial public offering (IPO) of the Company's common stock. In the event of the private financing, the amounts outstanding will be converted into the security issued in such financing. As of September 16, 1999, the principal and accrued interest on this financing was converted into Series G senior voting convertible preferred stock (see Note 11).

     The Bridge Warrants vest immediately, have a ten-year term, and contain a cashless exercise option. Warrants to purchase 32,570,201 shares of common stock at $0.0553 per share were issued. The Bridge Warrants expire on June 11, 2009. The fair value of the Bridge Warrants was calculated at $243,299 at the date of grant using the fair value method. This fair value was accounted for as a discount on the Bridge Notes, and is being amortized over the life of the Bridge Notes.

                       AIRNET COMMUNICATIONS CORPORATION

5. PREFERRED STOCKS

     The Company has the following preferred stocks outstanding (liquidation values are as of June 30, 1999):

                                                                     DECEMBER 31,
                                                  JUNE 30,     ------------------------
                                                    1999          1998          1997
                                                 ----------    ----------    ----------
Series A voting convertible cumulative
  preferred stock, $.01 par value, 12,000,000
  shares authorized, 11,940,301 shares issued
  and outstanding (liquidation value,
  $15,262,351).................................  $  119,403    $  119,403    $  119,403
Series B voting convertible cumulative
  preferred stock, $.01 par value, 3,300,000
  shares authorized, 3,230,341 shares issued
  and outstanding (liquidation value,
  $19,799,382).................................      32,303        32,303        32,303
Series C voting convertible cumulative
  preferred stock, $.01 par value, 5,000,000
  shares authorized, issued, and outstanding
  (liquidation value, $37,200,000).............      50,000        50,000        50,000
Series D voting convertible cumulative
  preferred stock, $.01 par value, 13,727,364
  shares authorized, 8,174,049 shares issued
  and outstanding (liquidation value,
  $10,205,300).................................      81,740        81,740        81,740
Series E voting convertible cumulative
  preferred stock, $.01 par value, 568,855,000
  shares authorized, 543,624,378 shares issued
  and outstanding at June 30, 1999 and December
  31, 1998 and 713,086,000 shares authorized
  and 431,327,408 issued and outstanding at
  December 31, 1997 (liquidation value,
  $21,680,069).................................   5,436,244     5,436,244     4,313,274
Series F voting convertible cumulative
  preferred stock, $.01 par value, 361,891,142
  shares authorized, 283,471,155 shares issued
  and outstanding (liquidation value,
  $16,606,067).................................   2,834,712     2,834,712            --
                                                 ----------    ----------    ----------
                                                 $8,554,402    $8,554,402    $4,596,720
                                                 ==========    ==========    ==========

     Dividends -- The preferred stockholders are entitled to receive, when declared, cumulative cash dividends at the following rates per share per year:

Series A....................................................  $0.059
Series B....................................................  $0.293
Series C....................................................  $0.360
Series D....................................................  $0.066
Series E....................................................  $0.003
Series F....................................................  $0.004

     Dividends contractually accrue quarterly whether or not declared by the Board of Directors and regardless of profits, surplus or other funds legally available for payment. All unpaid cash dividends will be cancelled in the event of an underwritten public offering of the Company's common stock of at least $20 million. Holders of Series F and E preferred stocks are entitled to receive cash dividends in preference to any dividends payable on common stock or Series A through D preferred stocks. Holders of Series D preferred stock are entitled to receive cash dividends in preference to any dividends payable on common

                       AIRNET COMMUNICATIONS CORPORATION
stock or Series A through C preferred stocks. No dividends can be paid on Series C preferred stock until all dividends that accrued on Series A and B preferred stocks prior to the sale of Series C preferred stock have been paid. Thereafter Series A through C rank equally with regard to the payment of dividends.

     The payment of dividends on all shares of preferred stocks outstanding can be waived in writing by the holders of 60 percent of the voting power of each series of stock (66.67 percent for Series F).

     At June 30, 1999, the cumulative unpaid dividends on preferred stocks are as follows:

Series A................................................  $ 3,441,453
Series B................................................    4,022,982
Series C................................................    7,200,000
Series D................................................    1,213,846
Series E................................................    2,316,257
Series F................................................      939,966
                                                          -----------
                                                          $19,134,504
                                                          ===========

No dividends have been declared on any series of preferred stock and, accordingly, a liability has not been recorded for the unpaid cumulative dividends.

     Conversion -- Preferred stocks are convertible, at the option of the holder, at any time, into the following number of common shares:

                                                            SHARES
                                                          -----------
Series A................................................    2,970,186
Series B................................................    3,924,426
Series C................................................    6,145,737
Series D................................................    8,174,049
Series E................................................  543,624,378
Series F................................................  283,471,155
                                                          -----------
Total...................................................  848,309,931
                                                          ===========

Upon the closing of the sale of shares of common stock in a fully underwritten public offering of at least $20 million, all preferred stocks will automatically convert into shares of common stock and all the rights of the preferred shareholders will be terminated.

     Liquidation -- In the event of any liquidation, dissolution, or winding up of the Company, the holders of preferred stocks (Series A through D) shall be entitled to receive in cash out of the assets of the Company, before any distribution to any junior stock, the following amounts per share:

Series A....................................................  $0.990
Series B....................................................  $4.884
Series C....................................................  $6.000
Series D....................................................  $1.100

Series D preferred stockholders are entitled to receive a liquidation distribution prior to any distribution to Series A through C preferred stocks.

     Series E and F preferred stockholders have liquidation preferences and rank ahead of Series A through D preferred stockholders. The amount of preference is the greater of (a) the aggregate stated value of all Series E and Series F preferred stocks ($0.036 and $0.055, respectively) plus accrued and unpaid dividends or (b) the amount that would be distributable to the holders of the Series E and F

                       AIRNET COMMUNICATIONS CORPORATION
preferred stocks if the entire remaining assets and funds of the Company legally available for distribution, if any, were distributed among the holders of Series E and F preferred stocks in proportion to the number of shares of common stock of the Company into which their respective shares of Series E and F preferred stocks are convertible as of the date of liquidation.

     Voting -- Holders of preferred stocks have the right to one vote for each share of common stock issuable upon conversion. So long as any shares of Series E or F preferred stocks remain outstanding, the Company shall not, without the vote or written consent of at least a majority of the voting power of those stockholders (voting together as a single class), approve certain transactions, including any creation or issuance of additional common stock, merger, sale of substantially all the assets of the Company, liquidation of the Company, acquisition transaction, payment of dividends or repurchase of preferred stocks.

     The written consent of the holders of at least 60 percent of the outstanding shares of preferred stocks (Series A through D) is required to amend the rights and privileges of the Series A through D preferred stocks, increase the number of authorized shares, create another class of capital stock, or merge with another corporation.

     The written consent of the holders of 60 percent of the voting power of Series E preferred stock and 66.67 percent of Series F preferred stock is required to approve any change in the rights and privileges of the holders of the Series E or F preferred stocks, to authorize issuance of any parity securities, make any dividends or other distributions, or issue common stock or preferred stocks.

     Preemptive Rights -- Holders of preferred stocks have the preemptive rights to purchase, on a pro rata basis, any new securities, except common stock in an underwritten public offering and shares reserved for issuance on grant of stock options under the option plans noted in Note 6, which the Company may issue.

6. STOCK COMPENSATION PLANS

     Officers and employees of the Company are awarded options periodically for the purchase of common stock of the Company under the Company's 1994 Stock Option Plan, as amended. The options, which expire five to ten years from the date of grant, are exercisable equally over a vesting period up to four years.

     Effective April 1998, under the Company's 1996 Independent Director Stock Option Plan, as amended, each independent director of the Company is eligible to receive a grant of options. During 1998, 750,000 shares were issued under this plan at exercise prices ranging from $0.02 to $0.036 per share.

                       AIRNET COMMUNICATIONS CORPORATION

     The following table summarizes option activity for the period from December 31, 1995 through June 30, 1999:

                                                                                       WEIGHTED
                                                                    EXERCISE           AVERAGE
                                                    SHARES         PRICE RANGE      EXERCISE PRICE
                                                  -----------    ---------------    --------------
Outstanding at December 31, 1995................    3,022,875    $0.010 - $1.000        $0.19
  Granted.......................................    1,264,900    $0.050 - $1.000        $0.41
  Terminated....................................     (766,223)   $0.010 - $1.000        $0.36
  Exercised.....................................     (891,725)   $0.010 - $1.000        $0.06
                                                  -----------    ---------------        -----
Outstanding at December 31, 1996................    2,629,827    $0.010 - $1.000        $0.29
  Granted.......................................   44,200,768    $0.001 - $0.050        $0.01
  Terminated....................................   (1,299,656)   $0.001 - $1.000        $0.06
  Exercised.....................................   (3,226,624)   $0.001 - $0.600        $0.01
                                                  -----------    ---------------        -----
Outstanding at December 31, 1997................   42,304,315    $0.001 - $0.050        $0.01
  Granted.......................................   66,678,726    $0.020 - $0.036        $0.03
  Terminated....................................  (11,187,413)   $0.010 - $1.000        $0.02
  Exercised.....................................   (6,988,186)   $0.001 - $0.500        $0.04
                                                  -----------    ---------------        -----
Outstanding at December 31, 1998................   90,807,442    $0.001 - $0.050        $0.02
  Granted.......................................   55,493,991    $0.036 - $0.036        $0.04
  Terminated....................................  (26,825,918)   $0.001 - $0.050        $0.02
  Exercised.....................................   (3,870,871)   $0.001 - $0.050        $0.04
                                                  -----------    ---------------        -----
Outstanding at June 30, 1999....................  115,604,644    $0.001 - $0.050        $0.03
                                                  ===========    ===============        =====

     The outstanding options expire at various dates through December 2009. At June 30, 1999, a total of 37,081,599 shares were exercisable, with a weighted average exercise price of $0.02 per share. The weighted average remaining contractual life of options at June 30, 1999 with exercise prices ranging from $0.001 to $0.050 is 6.1 years. The weighted average fair value of the options issued during the six-month periods ended June 30, 1999 and (unaudited) 1998 was $0.04 and $0.02, respectively, and for the year ended December 31, 1998 was $0.02. No compensation expense has been recorded related to the issuance of these options. At June 30, 1999, a total of 25,626,388 shares of the Company's common stock were available for future grants of stock warrants and options.

     Pro forma information regarding net loss is required by Statement 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the following assumptions:

                                                                        DECEMBER 31,
                                                        JUNE 30,    --------------------
                                                          1999      1998    1997    1996
                                                        --------    ----    ----    ----
Risk-free interest rate...............................    6.11%     5.15%   6.0%    6.0%
Dividend yield........................................     0.0%      0.0%   0.0%    0.0%
Volatility............................................    40.7%     40.7%   0.0%    0.0%

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying Statement 123's fair value method to the

                       AIRNET COMMUNICATIONS CORPORATION

Company's stock options granted in 1998 and the six-month periods ended June 30, 1999 and 1998 (unaudited) results in the following pro forma amounts:

                                              JUNE 30,       JUNE 30,      DECEMBER 31,
                                                1999           1998            1998
                                             -----------    -----------    ------------
                                                            (UNAUDITED)
Net loss...................................  $(8,735,431)   $(7,458,616)   $(18,128,650)
Net loss per share -- basic and diluted....  $     (0.35)   $     (0.42)   $      (0.92)

     The effect of applying Statement 123's fair value method to the Company's stock options granted in 1996 and 1997 results in a net loss that was not materially different from the amount presented.

7. EMPLOYEE RETIREMENT PLAN

     The Company sponsors a retirement plan for all employees through a salary deduction 401(k) savings plan. Employees are permitted to contribute to the plan up to 15 percent of eligible wages, not to exceed the maximum amount allowable by law. The Company has not historically matched employee contributions. Employees are 100 percent vested upon entering the plan.

8. INCOME TAXES

     At June 30, 1999, the Company has net operating loss carryforwards available to offset future taxable income of approximately $80,615,000 expiring at various dates through 2019. In addition, the Company has available approximately $1,255,000 of research and development tax credit carryforwards, expiring at various dates through 2018, which may be used to offset future regular tax liabilities. The benefit of the net operating loss carryforwards has been fully offset by a valuation allowance. U.S. tax rules impose limitations on the use of net operating losses and tax credits following certain defined changes in ownership. The Company has not completed the complex analysis required by the Internal Revenue Code to determine if an ownership change has occurred. If such a change were deemed to have occurred, the limitation could reduce or eliminate the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

     A reconciliation of statutory income tax rate to the Company's effective tax rate is as follows:

                                                        SIX-MONTH PERIODS ENDED JUNE 30,
                                                  ---------------------------------------------
                                                      1999          %         1998          %
                                                  ------------    -----    -----------    -----
                                                                           (UNAUDITED)
Tax benefit at federal income tax rate..........  $ (2,902,740)   (34.0)   $(2,487,705)   (34.0)
State income taxes -- net of federal benefit....      (308,867)    (3.6)      (341,443)    (4.7)
Research and development credits................      (279,736)    (3.3)       (66,185)    (1.0)
Other...........................................         9,755       --          6,721       --
Valuation allowance.............................     3,481,588     40.9      2,888,612     39.7
                                                  ------------    -----    -----------    -----
Effective tax rate..............................  $         --       --    $        --       --
                                                  ============    =====    ===========    =====

                       AIRNET COMMUNICATIONS CORPORATION

                                                    YEARS ENDED DECEMBER 31,
                                 ---------------------------------------------------------------
                                    1998         %        1997         %        1996         %
                                 -----------   -----   -----------   -----   -----------   -----
Tax benefit at federal income
  tax rate.....................  $(6,091,734)  (34.0)  $(5,860,404)  (34.0)  $(9,919,247)  (34.0)
State income taxes-net of
  federal benefit..............     (649,239)   (3.6)     (630,212)   (4.0)   (1,061,726)   (4.0)
Research and development
  credits......................     (397,393)   (2.2)     (282,236)   (2.0)      (55,235)     --
Other..........................       11,030      --        10,904      --        27,407      --
Valuation allowance............    7,127,336    39.8     6,761,948    40.0    11,008,801    38.0
                                 -----------   -----   -----------   -----   -----------   -----
Effective tax rate.............  $        --      --   $        --      --   $        --      --
                                 ===========   =====   ===========   =====   ===========   =====

     Significant components of the net deferred tax balances are as follows:

                                                                  DECEMBER 31,
                                            JUNE 30,      -----------------------------
                                              1999            1998             1997
                                          ------------    -------------    ------------
Deferred tax liabilities:
  Intangible assets.....................  $         --    $          --    $    (33,136)
  Accruals..............................       (11,367)         (25,925)        (24,167)
                                          ------------    -------------    ------------
Total deferred tax liabilities..........       (11,367)         (25,925)        (57,303)
                                          ------------    -------------    ------------
Deferred tax assets:
  Net operating loss carryforwards......    30,335,434       26,908,081      19,010,415
  Inventory.............................     3,094,723        3,185,285       4,614,927
  Fixed assets..........................        36,488          105,071         214,244
  Start-up costs........................       325,295          455,413         715,650
  Research and development credits......     1,255,856          976,120         578,727
  Bad debts.............................       570,132          566,332              --
  Other.................................       196,053          150,649         117,066
                                          ------------    -------------    ------------
Total deferred tax assets...............    35,813,981       32,346,951      25,251,029
                                          ------------    -------------    ------------
Net deferred tax assets.................    35,802,614       32,321,026      25,193,726
Valuation allowance for net deferred tax
  assets................................   (35,802,614)     (32,321,026)    (25,193,726)
                                          ------------    -------------    ------------
                                          $         --    $          --    $         --
                                          ============    =============    ============

9. COMMITMENTS AND CONTINGENCIES

     Operating Leases -- The Company leases its primary manufacturing and office facilities under long-term noncancelable operating leases. The Company also has operating leases for certain other furniture, equipment and computers. Future minimum lease payments for long-term noncancelable operating leases for the twelve-month periods ending June 30 are as follows:

2000.....................................................  $  612,667
2001.....................................................     630,597
2002.....................................................     320,578
2003.....................................................          --
                                                           ----------
                                                           $1,563,842
                                                           ==========

                       AIRNET COMMUNICATIONS CORPORATION

     Rental expense charged to operations was $489,615 and $640,003 for the six-month periods ended June 30, 1999 and 1998 (unaudited), respectively, and $1,127,798, $1,411,896, and $1,535,372 for the years ended December 31, 1998,
1997, and 1996, respectively.

     Capital Lease Obligations -- The Company also leases certain computer and test equipment under capital lease agreements. Summary information is as follows:

                                                                     DECEMBER 31,
                                                  JUNE 30,     ------------------------
                                                    1999          1998          1997
                                                 ----------    ----------    ----------
Cost...........................................  $2,308,830    $1,819,065    $1,521,340
Accumulated depreciation.......................  (1,335,313)   (1,063,810)     (886,609)
                                                 ----------    ----------    ----------
                                                 $  973,517    $  755,255    $  634,731
                                                 ==========    ==========    ==========

     A schedule of future minimum lease payments under the capital leases for the Company and the related present value of the net minimum lease payments as of June 30, 1999 follows:

2000......................................................  $492,288
2001......................................................   223,728
2002......................................................    35,103
2003......................................................     1,614
                                                            --------
Total minimum lease payments..............................   752,733
Less amount representing interest.........................   (49,228)
                                                            --------
Present value of lease payments...........................   703,505
Less capital lease obligations -- current portion.........   473,452
                                                            --------
Capital lease obligations, less current portion...........  $230,053
                                                            ========

     Agreements -- Simultaneously with its equity investment in January 1995, Motorola, Inc. (Motorola) entered into an agreement with the Company whereby Motorola was granted the right to obtain non-exclusive, royalty-free licenses under any two of AirNet's patents of Motorola's choice. In return, the Company and Motorola have agreed not to enjoin the other and to negotiate license agreements in good faith with respect to possible patent infringement. In the event of a merger, consolidation or sale of AirNet, the Company has the option to require Motorola to either exercise its right to obtain such licenses or to cancel such right in exchange for a payment by Airnet of $1 million per patent.

     The Company has entered into Change of Control Severance and Bonus Agreements (the Agreements) with four key employees. Under the Agreements, the Company is obligated to pay the key employees twelve months salary upon a Termination Event (as defined in the Agreements). A Bonus Payment (as defined) equal to the greater of .05 percent to 2 percent of all consideration in excess of $50 million or 15 percent of the employee's annual salary shall be paid in the event of a change in control. Also, if the Company is acquired during 1999 or 2000 for a price of greater than $25 million, then all employees of the Company (excluding the key employees aforementioned) would receive a bonus of 15 percent of their annual salary, pro rated if an employee has been employed with the Company for less than one year. The Agreements terminate upon the issuance of any underwritten public offering of the Company's common stock.

     In April 1998, the Company entered into a Special Outside Director Acquisition Bonus Pool (the Director Bonus Pool) with three directors. In the event the Company is acquired, the Director Bonus Pool is determined by the sale price in excess of $50 million. For every $1 million in excess of $50 million, the Director Bonus Pool increases by $3,000. The total amount is divided between these three directors

                       AIRNET COMMUNICATIONS CORPORATION
according to a formula approved by the board of directors. The Director Bonus Pool terminates on the earlier of December 31, 1999 or the closing of an underwritten public offering.

     Litigation -- In January 1997, the Company filed a complaint seeking $4,400,000 in damages against a vendor alleging breach of contract and nonperformance in connection with the delivery of certain high-power amplifier units used in the Company's base stations. The defendant vendor has filed an answer alleging certain affirmative defenses and a counterclaim against the Company in the amount of approximately $463,000. The defendant's motion for summary judgment was denied in February 1999, and the litigation is currently still in a preliminary stage with discovery not yet completed.

     The Company is also involved from time to time in various claims and litigation matters arising in the ordinary course of business. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's results of operations or financial condition.

10. MAJOR CUSTOMERS

     Revenue generated from major customers representing more than 10 percent of net revenues is summarized below:

                                    SIX-MONTH PERIODS ENDED               YEARS ENDED
                                            JUNE 30,                      DECEMBER 31,
                                    ------------------------   ----------------------------------
                                       1999         1998          1998         1997        1996
                                    ----------   -----------   ----------   ----------   --------
                                                 (UNAUDITED)
Customer A........................  $       --   $1,397,880    $1,496,894   $  372,504   $     --
Customer B........................  $       --   $       --    $       --   $1,230,490   $     --
Customer C........................  $2,742,188   $       --    $1,872,126   $       --   $     --
Customer D........................  $       --   $       --    $  894,949   $       --   $     --
Customer E........................  $1,093,118   $       --    $       --   $       --   $     --
Customer F........................  $       --   $       --    $       --   $       --   $639,985
Customer G........................  $       --   $       --    $       --   $       --   $376,336

11. SUBSEQUENT EVENTS

     Authorized Capital Stock -- On August 2, 1999, the Company's Board of Directors approved and adopted an amended and restated certificate of incorporation, which increased the number of authorized capital shares from 2,327,483,032 to 2,843,875,792, primarily to accommodate the issuance of Series G preferred stock.

     Stock Options -- Effective September 1, 1999, the Company adopted the 1999 Equity Incentive Plan (1999 Plan), which amended and restated the 1994 Stock Option and the 1996 Independent Director Stock Option Plan. The 1999 Plan provides for the issuance of a maximum of 212,870,132 shares of common stock pursuant to the grant of incentive stock options, non-qualified stock options, restricted stock, stock appreciation rights, performance awards and other stock-based awards to employees, directors and independent contractors.

     In July, August and September 1999, the Company's Board of Directors approved and issued options to employees, directors and officers for the purchase of 3,265,601, 1,531,000 and 11,732,692 shares, respectively, of the Company's common stock with an exercise price of $0.13.

     Additional Bridge Financing -- In July and August 1999, the Company issued additional Bridge Notes and 1,835,804 Warrants for proceeds of $338,187. These additional securities were issued on the same terms as those described in Note 4.

                       AIRNET COMMUNICATIONS CORPORATION

     Series G Senior Voting Convertible Preferred Stock -- In September 1999, the Company issued 230,769,231 shares at $0.13 per share of its Series G senior voting convertible preferred stock, par value $0.01 per share. Of this total, 45,165,974 shares were converted from the holders of the Bridge Notes, including accrued interest, and the cash proceeds from the offering, exclusive of the Bridge Notes conversion, were approximately $23,700,000.

     The Series G preferred stockholders are entitled to receive, when declared, cumulative cash dividends at the rate of $0.0104 per share per year. Each share of Series G preferred stock is convertible into one share of common stock at the option of the holder at any time and will automatically convert into common stock upon a fully underwritten public offering of at least $20 million.

     The liquidation rights of Series G preferred stockholders are identical to those of Series E and Series F preferred stockholders (see Note 5). The voting rights of Series G preferred stockholders are the same as the Series E preferred stockholders.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              SHARES

                             AIRNET COMMUNICATIONS
                                  CORPORATION

                                  COMMON STOCK

                                     [LOGO]

                                  ------------

                                   PROSPECTUS

                                           , 1999

                                  ------------

                              SALOMON SMITH BARNEY

                               HAMBRECHT & QUIST

                          VOLPE BROWN WHELAN & COMPANY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of our common stock registered hereby:

SEC registration fee........................................  $ 19,460
NASD fee....................................................     7,500
Printing and engraving expenses.............................   100,000
Accounting fees and expenses................................         *
Legal fees and expenses.....................................         *
Blue Sky fees and expenses..................................        --
Nasdaq/NMS application fee..................................    40,000
Transfer agent fees and expenses............................    25,000
Miscellaneous...............................................         *
                                                              --------
          Total.............................................  $      *

---------------
* To be completed.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our officers and directors are covered by provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws, which serve to limit, and, in some instances, to indemnify them against, liabilities which they may incur in their respective capacities. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Specifically, the directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     Our bylaws provide for the indemnification of our directors and officers (as well as certain other persons) if the person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In an action by or in the right of the Company, no indemnification may be made if the person shall have been adjudged to be liable to the Company unless the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the court deems proper. Our bylaws also provide that any indemnification (unless ordered by a court) may be made by the Company only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. This determination must be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, (ii) if a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders of the Company. If an indemnified person has been successful on the merits or otherwise in defense of any action described above, or in the defense of any matter in the action, the person will be indemnified against expenses (including attorneys' fees) incurred in connection with the action, without the necessity of authorization in the specific case. Expenses incurred in defending or investigating a threatened or pending action may be paid by us in advance of the final disposition of the action upon receipt of an undertaking by the person to repay the amount if it is ultimately determined that indemnification is not proper. The indemnification and advancement of expenses provided by or granted under our bylaws are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract, vote of shareholders or disinterested directors or otherwise, it being our policy that indemnification of the persons specified in the bylaws shall be made to the fullest extent permitted by law. The indemnification and advancement of expenses provided by our bylaws, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of that person.

     We carry directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, we have issued unregistered securities to a limited number of persons as described below:

          In April 1997, we raised approximately $8.4 million from the sale of an aggregate of 8,093,022 shares of Series D Preferred Stock to 66 investors in an offering at $1.10 per share. We paid Robertson, Stephens & Company LLC $145,096.98 and issued an additional 81,027 shares of Series D Preferred Stock to Robertson, Stephens & Company LLC as consideration for its services as a placement agent in connection with the Series D offering.

          In the second half of 1997, we raised approximately $15 million from the sale of an aggregate of 431,327,408 shares of Series E Preferred Stock to 49 investors in an offering at $.035619838954 per share. We paid BankAmerica Robertson Stephens a placement agent fee in the amount of $32,040 as consideration for its services as a placement agent in connection with the Series E offering.

          In late 1998, we raised approximately $15.6 million from the sale of an aggregate of 283,471,155 shares of Series F Preferred Stock to 31 investors in an offering at $0.05526523774 per share.

          On June 11, 1999 and August 2, 1999, we raised approximately $6.0 million and $338,187, respectively, from the sale of convertible promissory notes along with warrants to purchase shares of our common stock to certain of our existing stockholders. These loans were evidenced by convertible promissory notes and $6.3 million of the notes automatically converted into shares of Series G Preferred Stock upon the closing of the offering of Series G Preferred Stock.

          In September 1999, we raised $30 million from the sale of an aggregate of 230,769,231 shares of Series G Preferred Stock to 45 investors in an offering at $0.13 per share.

          From January 1, 1996 through September 21, 1999, (the most recent practicable date), we granted stock options to purchase an aggregate of 141,197,533 shares of our common stock at prices ranging from $0.001 to $0.13 per share to employees, consultants and directors (net of options forfeited for failure to exercise prior to expiration date).

          From January 1, 1996 through September 21, 1999, (the most recent practicable date), we issued and sold an aggregate of 17,302,526 shares of our common stock to employees, consultants and directors for aggregate consideration of $215,872 pursuant to exercise of stock options and grant of stock awards.

     For additional information concerning these sales of unregistered securities, see "Certain Transactions" in the form of prospectus included in this registration statement.

     Except where otherwise provided above, none of these unregistered sales transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act, Regulation D promulgated under Section 4(2) or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in the transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits:

       *1.1   Form of Underwriting Agreement.
       *3.1   Form of Sixth Amended and Restated Certificate of
              Incorporation.
       *3.2   Bylaws.
       *4.1   Specimen Certificate evidencing shares of Common Stock.
        4.2   Second Amended and Restated Shareholders' and Registration
              Rights Agreement dated as of April 16, 1997.
       *4.3   First Amendment to Second Amended and Restated Shareholders'
              and Registration Rights Agreement dated September 23, 1999.
        4.4   Second Amended and Restated Agreement Among Series E, Series
              F and Series G Second Amended and Restated Preferred
              Stockholders and Senior Registration Rights Agreement dated as of September 7, 1999.
       *4.5   First Amendment to Second Amended and Restated Preferred
              Stockholders and Senior Registration Rights Agreement dated
              September 23, 1999.
       *5.1   Opinion of Edwards & Angell, LLP regarding legality of the
              Common Stock.
       10.1   AirNet Communications Corporation 1999 Equity Incentive
              Plan.
       10.2   OEM and Patent License Option Agreement dated January 27,
              1995 between Motorola, Inc. and AirNet Communications
              Corporation.
       11.1   Statement regarding computation of per share earnings.
       16.1   Letter from Ernst & Young regarding Change in Independent
              Accountants.
      *23.1   Consent of Edwards & Angell, LLP (included in Exhibit 5.1).
       23.2   Consent of Deloitte & Touche LLP.
       23.3   Consent of Ernst & Young LLP.
       24.1   Power of Attorney (included on signature page).
       27.1   Financial Data Schedule, June 30, 1999.
       27.2   Financial Data Schedule, December 31, 1998.

---------------
* To be filed by amendment.

     b. Financial Statement Schedules:

     Financial Statement Schedules have been omitted because of the absence of conditions under which they would be required or because the required information has been included in the financial statements.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida, on September 24, 1999.

                                          AIRNET COMMUNICATIONS CORPORATION

                                          By: /s/ R. LEE HAMILTON
                                            ------------------------------------
                                              Name: R. Lee Hamilton
                                              Title: President and Chief
                                              Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R. Lee Hamilton and Gerald Y. Hattori, each of them individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any or all amendments (including post-effective amendments pursuant to Rule 462(b) or otherwise) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 24, 1999.


               /s/  R. LEE HAMILTON            Director, President and Chief Executive Officer
---------------------------------------------
               R. Lee Hamilton

              /s/ GERALD Y. HATTORI            Vice President of Finance, Chief Financial Officer,
---------------------------------------------  Treasurer and Secretary
              Gerald Y. Hattori

               /s/    JOEL P. ADAMS            Director
---------------------------------------------
                Joel P. Adams

               /s/  JAMES W. BROWN             Director
---------------------------------------------
               James W. Brown

              /s/ ROBERT M. CHEFITZ            Director
---------------------------------------------
              Robert M. Chefitz

              /s/  RICHARD G. COFFEY           Director
---------------------------------------------
              Richard G. Coffey

                                               Director
---------------------------------------------
              Bruce R. DeMaeyer

              /s/  MILO D. HARRISON            Director
---------------------------------------------
              Milo D. Harrison

             /s/ J. DOUGLASS MULLINS           Director
---------------------------------------------
             J. Douglass Mullins

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                     DESCRIPTION OF DOCUMENT
-------                     -----------------------
   *1.1   Form of Underwriting Agreement.
   *3.1   Form of Sixth Amended and Restated Certificate of
          Incorporation.
   *3.2   Bylaws.
   *4.1   Specimen Certificate evidencing shares of Common Stock.
    4.2   Second Amended and Restated Shareholders' and Registration
          Rights Agreement dated as of April 16, 1997.
   *4.3   First Amendment to Second Amended and Restated Shareholders'
          and Registration Rights Agreement dated September 23, 1999.
    4.4   Second Amended and Restated Agreement Among Series E, Series
          F and Series G Second Amended and Restated Preferred
          Stockholders and Senior Registration Rights Agreement dated as of September 7, 1999.
   *4.5   First Amendment to Second Amended and Restated Preferred
          Stockholders and Senior Registration Rights Agreement dated
          September 23, 1999.
   *5.1   Opinion of Edwards & Angell, LLP regarding legality of the
          Common Stock.
   10.1   AirNet Communications Corporation 1999 Equity Incentive
          Plan.
   10.2   OEM and Patent License Option Agreement dated January 27,
          1995 between Motorola, Inc. and AirNet Communications
          Corporation.
   11.1   Statement regarding computation of per share earnings.
   16.1   Letter from Ernst & Young regarding Change in Independent
          Accountants.
   23.1   Consent of Edwards & Angell, LLP (included in Exhibit 5.1).
   23.2   Consent of Deloitte & Touche LLP.
   23.3   Consent of Ernst & Young LLP.
   24.1   Power of Attorney (included on signature page).
   27.1   Financial Data Schedule, June 30, 1999.
   27.2   Financial Data Schedule, December 31, 1998.

---------------
* To be filed by amendment.